As filed with the Securities and Exchange Commission on July 13, 2005

Registration No. 333-125939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRANSWITCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3674	06-1236189
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Santanu Das

President and Chief Executive Officer

TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy C. Maguire, Esq.

Brown Rudnick Berlack Israels LLP

One Financial Center

Boston, Massachusetts 02111

Telephone: (617) 856-8200

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC acting pursuant to Section 8(a) may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Exchange Offer

Common Stock and Cash

for its

5.45% Convertible Plus Cash NotesSM due September 30, 2007

If you elect to participate in the exchange offer, for each $1,000 principal amount of our 5.45% Convertible Plus Cash NotesSM due September 30, 2007, you will receive from us 182.71 shares of our common stock and an amount in cash, which we refer to as the Cash Amount, necessary to bring the consideration for each exchanged Plus Cash Note, including the value of the 182.71 shares of our common stock, which we refer to as the Common Stock Value, to a maximum of $999.99, however, the Cash Amount will not exceed $650. Therefore, if the closing bid price of our common stock on the date of such determination is less than $1.92, the aggregate consideration you will receive, comprised of the Cash Amount and the Common Stock Value, in exchange for each tendered Plus Cash Note, will be less than $999.99. The Common Stock Value is determined using the closing bid price of our common stock on the second trading day immediately preceding the date on which the exchange offer expires.

The exchange offer is open to all holders of our 5.45% Convertible Plus Cash NotesSM due September 30, 2007.

The exchange offer will expire at 12:00 midnight, New York City time, on                     , 2005, unless we extend the offer.

Our common stock is traded on The Nasdaq National Market under the symbol “TXCC”. On July 8, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $2.17 per share.

We are mailing this prospectus and the letter of transmittal on                     , 2005.

See “Risk Factors” beginning on page 11 for a discussion of factors you should consider before deciding to participate in this exchange offer.

We have retained Georgeson Shareholder Communications Inc. as our information agent to assist you in connection with the exchange offer. You may call Georgeson Shareholder Communications Inc. at (800) 723-8038 (toll free), to receive additional documents and to ask questions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Lead Dealer Manager for the exchange offer is:

Piper Jaffray

The Co-Dealer Managers for the exchange offer are:

Thomas Weisel Partners LLC

Pacific Growth Equities, LLC

This prospectus is dated                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the dealer manager has not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room located at: Headquarters Office, 100F Street N.E., Room 1580, Washington, DC 20549. You can request copies of these documents by writing to the Public Reference Section of the SEC, 100F Street N.E., Room 1580, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. This website address is included in this document as an inactive textual reference only.

You may also obtain information about us, including copies of our SEC reports, through our website at http://www.transwitch.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, references, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference, although not included in or delivered with this prospectus, is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information and be deemed to be incorporated by reference into the prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (File No. 0-25996):

•	Annual report on Form 10-K for the year ended December 31, 2004, as filed on March 15, 2005;

•	Quarterly report on Form 10-Q for the quarterly period ended March 31, 2005, as filed on May 9, 2005;

•	Current report on Form 8-K, as filed on May 23, 2005;

•	Current report on Form 8-K, as filed on April 20, 2005;

•	Current report on Form 8-K, as filed on April 6, 2005;

•	Current report on Form 8-K, as filed on March 28, 2005;

•	Current report on Form 8-K, as filed on January 18, 2005;

•	The “Description of Capital Stock” contained in TranSwitch’s registration statement No. 000-25996 on Form 8-A, dated April 28, 1995; and

•	The “Description of Registrant’s Securities to be Registered” contained in TranSwitch’s registration statement No. 000-25996 on Form 8-A12G dated October 2, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

TranSwitch Corporation

3 Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810 x2489

To obtain timely delivery, you must request this information no later than five business days before                     , 2005.

This information is part of a registration statement we filed with the SEC. You should rely only on the information and representations provided, or incorporated by reference, in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

SUMMARY

This summary does not contain all of the information you should consider before exchanging your Plus Cash Notes for the Cash Amount and 182.71 shares of our common stock. For a more complete understanding of TranSwitch and this exchange offer, we encourage you to read this entire prospectus. The term “Plus Cash Notes” refers to our 5.45% Convertible Plus Cash NotesSM due September 30, 2007 to be exchanged for the Cash Amount and 182.71 shares of our common stock in the exchange offer. You should read this entire prospectus carefully. Unless otherwise indicated, “we,” “us,” “our,” “TranSwitch” and similar terms refer to TranSwitch Corporation and its subsidiaries.

Our Business

We design, develop and market highly integrated semiconductor devices, also referred to as very large scale integration (VLSI) devices, that provide core functionality in voice, data and video communications network equipment deployed in the global communications network infrastructure. In addition to their high degree of functionality, our products incorporate digital and mixed-signal (analog and digital) processing capabilities, providing comprehensive system-on-a-chip (SOC) solutions to our customers.

Our products are compliant with relevant communications network standards including Asynchronous/Plesiochronous Digital Hierarchy (Asynchronous/PDH), Synchronous Optical Network/Synchronous Digital Hierarchy (SONET/SDH), Ethernet and Asynchronous Transfer Mode/Internet Protocol (ATM/IP). We offer several products that combine multi-protocol capabilities on a single chip, enabling our customers to develop network equipment for multi-service (voice, data and video) applications. A key attribute of our products is their inherent flexibility. Many of our products incorporate embedded programmable micro-processors, enabling us to rapidly accommodate new customer requirements or evolving network standards by modifying a function of the device via software instruction.

We bring value to our customers through our communications systems expertise, VLSI design skills and commitment to excellence in customer support. Our emphasis on technical innovation and complete reference solutions enables us to define and develop products that permit our customers to achieve faster time-to-market, and to develop communications systems that offer a host of benefits such as greater functionality, improved performance, lower power dissipation, reduced system size and cost, and greater reliability for their customers.

Our principal customers are the telecommunications and data communications original equipment manufacturers (OEMs) that serve three market segments:

•	the worldwide public network infrastructure that supports voice and data communications;

•	the Internet infrastructure that supports the world wide web and other data services; and

•	corporate wide area networks (WANs) that support voice and data information exchange within medium-sized and large enterprises.

We have sold our VLSI devices to more than 400 customers worldwide since shipping our first product in 1990. Our products are sold through a worldwide direct sales force and a worldwide network of independent distributors and sales representatives.

We were incorporated in the State of Delaware on April 26, 1988.

Our principal executive offices are located at Three Enterprise Drive, Shelton, Connecticut 06484 and our telephone number is (203) 929-8810.

We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products. Plus Cash Notes is a servicemark of Piper Jaffray.

The Exchange Offer

Terms of the exchange offer

We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your Plus Cash Notes in this offer, you should read the detailed description of the offer under “The Exchange Offer” and of our common stock under “Description of Capital Stock” for further information.

Terms of the exchange offer

For each $1,000 in principal amount of your Plus Cash Notes exchanged, we are offering a combination of cash and shares of our common stock. We are offering up to 14,711,627 shares of common stock and up to $52,337,350 in cash for up to an aggregate principal amount of $80,519,000 of our Plus Cash Notes. You may tender all, some or none of your Plus Cash Notes.

For each $1,000 in principal amount of your Plus Cash Notes exchanged, you will receive:

(A) 182.71 shares of common stock, and

(B)   an amount in cash, which we refer to as the Cash Amount, necessary to bring the consideration for each exchanged Plus Cash Note, including the value of the 182.71 shares of our common stock, which we refer to as the Common Stock Value, to a maximum of $999.99, however, the Cash Amount will not exceed $650. Therefore, if the closing bid price of our common stock on the date of such determination is less than $1.92, the aggregate consideration you will receive, comprised of the Cash Amount and the Common Stock Value, in exchange for each tendered Plus Cash Note will be less than $999.99. The Common Stock Value is determined using the closing bid price of our common stock on the second trading day immediately preceding the date on which the exchange offer expires.

You should be aware that the value of our shares of common stock has fluctuated in recent months, and that such fluctuations may impact the amount of cash we pay for each tendered Plus Cash Note. For example, from April 1, 2005 through July 11, 2005, the closing bid price per share of our common stock has ranged from $1.18 to $2.49. See also “Price Range of Common Stock” for a historical range of high and low prices for our common stock. Based on the closing bid price of our common stock on July 8, 2005, which was $2.14, you would receive $609.00 in cash plus 182.71 shares of our common stock which represents total consideration of $999.99 per $1,000 principal amount of Plus Cash Notes tendered.

Deciding whether to participate in the exchange offer

Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Plus Cash Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your Plus Cash Notes in the exchange offer and, if so, the aggregate amount of Plus Cash Notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration date; extension; termination

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on                     , 2005, or any subsequent time or date to which the exchange offer is extended. We may extend the expiration date for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your Plus Cash Notes prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer. We have the right to:

•	extend the expiration date of the exchange offer and retain all tendered Plus Cash Notes, subject to your right to withdraw your tendered Plus Cash Notes; and

•	waive any condition or otherwise amend the terms of the exchange offer in any respect, other than the condition that the registration statement be declared effective.

Conditions to the exchange offer

The exchange offer is subject to the registration statement, and any post-effective amendment to the registration statement covering the shares of common stock offered in the exchange offer, being effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

The exchange offer is also subject to customary conditions, which we may waive.

Withdrawal rights

You may withdraw a tender of your Plus Cash Notes at any time before the exchange offer expires by delivering a written notice of withdrawal to U.S. Bank National Association, the exchange agent, before the expiration date. If you change your mind, you may retender your Plus Cash Notes by again following the exchange offer procedures before the exchange offer expires. In addition, if we have not accepted your tendered Plus Cash Notes for exchange, you may withdraw your Plus Cash Notes at any time after                     , 2005.

Procedures for tendering outstanding Plus Cash Notes

If you hold Plus Cash Notes through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your Plus Cash Notes. Tenders of your Plus Cash Notes will be effected by book-entry transfers through The Depository Trust Company.

If you hold Plus Cash Notes through a broker, dealer, commercial bank, trust company or other nominee, you may also comply with the procedures for guaranteed delivery.

Please do not send letters of transmittal to us. You should send letters of transmittal to U.S. Bank National Association, the exchange agent, at one of its offices as indicated under “The Exchange Offer,” at the end of this prospectus or in the letter of transmittal. The exchange agent can answer your questions regarding how to tender your Plus Cash Notes.

Accrued interest on Plus Cash Notes

Existing note holders will receive accrued and unpaid interest on any Plus Cash Notes accepted in the exchange offer. The amount of accrued interest will be calculated from the last interest payment date up to, but excluding, the closing date of the exchange offer.

Trading	Our common stock is traded on the Nasdaq National Market under the symbol “TXCC”.

Information agent	Georgeson Shareholder Communications Inc.

Exchange agent	U.S. Bank National Association

Lead Dealer manager	Piper Jaffray

Co-dealer managers	Thomas Weisel Partners LLC and Pacific Growth Equities, LLC

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth in this prospectus and in the letter of transmittal.

Consequences of not exchanging Plus Cash Notes

The liquidity and trading market for Plus Cash Notes not tendered in the exchange offer could be adversely affected to the extent a significant number of the Plus Cash Notes are tendered and accepted in the exchange offer.

Tax consequences

See “United States Federal Income Tax Considerations” for a summary of certain U.S. federal income tax consequences or potential consequences that may result from the exchange of Plus Cash Notes for the Cash Amount and 182.71 shares of our common stock.

Questions and Answers About the Exchange Offer

Why is the Company doing the exchange offer?

We believe that the exchange offer is an important step in strengthening our capital structure by reducing our outstanding debt and making it better suited for the current market environment. If the exchange offer is fully subscribed, we will eliminate $80,519,000 aggregate principal amount of indebtedness. We may issue up to 14,711,627 shares of our common stock if all of the Plus Cash Notes are tendered in the exchange offer.

What will I receive in exchange for my Plus Cash Notes?

If you tender your Plus Cash Notes in the exchange offer, you will receive for each $1,000 in principal amount of your Plus Cash Notes exchanged, the following consideration:

(A) 182.71 shares of common stock, and

(B) an amount in cash, which we refer to as the Cash Amount, necessary to bring the consideration for each exchanged Plus Cash Note, including the value of the 182.71 shares of our common stock, which we refer to as the Common Stock Value, to a maximum of $999.99, however, the Cash Amount will not exceed $650. Therefore, if the closing bid price of our common stock on the date of such determination is less than $1.92, the aggregate consideration you will receive, comprised of the Cash Amount and the Common Stock Value, in exchange for each tendered Plus Cash Note, will be less than $999.99. The Common Stock Value is determined using the closing bid price of our common stock on the second trading day immediately preceding the date on which the exchange offer expires.

In addition, holders who tender their Plus Cash Notes in the exchange offer, which are accepted by us, will receive payment for interest accrued up to but excluding the closing date of the exchange offer.

How and when will the Cash Amount be determined?

The Cash Amount will be determined prior to the expiration of the exchange offer and will be calculated by subtracting the Common Stock Value from $999.99, however, the total cash amount will not exceed $650. The Common Stock Value will be determined with reference to the closing bid price of our common stock for the second trading day preceding the expiration of the exchange offer. If the Common Stock Value were to be based on the closing bid price of our common stock on July 8, 2005, which was $2.14, you would receive $609.00 in cash which represents total consideration of $999.99 per $1,000 principal amount Plus Cash Note tendered.

Is the exchange offer conditioned upon a minimum number of Plus Cash Notes being tendered in the exchange

No, the exchange offer is not conditioned upon any minimum number of Plus Cash Notes being tendered. The exchange offer is subject to customary conditions, which we may waive.

Will I always receive $999.99 of consideration in exchange for each of my Plus Cash Notes?

No, holders exchanging Plus Cash Notes will not receive $999.99 of consideration if the closing bid price of the common stock on the second trading day immediately preceding the date on which the exchange offer expires is less than $1.92 per share. As demonstrated in the chart below, because the Cash Amount will not exceed $650 per Plus Cash Note exchanged, if the closing bid price on such date of determination is less than $1.92 per share, then the consideration received in exchange for each Plus Cash Note will be less than $999.99.

ILLUSTRATION OF CONSIDERATION RECEIVED AT VARIOUS CLOSING BID PRICES

Closing Bid Price of Common Stock (per share)	Common Stock Value (182.71 shares)	Cash Amount	Consideration
$1.40	$255.79	$650.00	$905.79
$1.50	$274.06	$650.00	$924.06
$1.60	$292.33	$650.00	$942.33
$1.70	$310.60	$650.00	$960.60
$1.80	$328.87	$650.00	$978.87
$1.90	$347.14	$650.00	$997.14
$2.00	$365.42	$634.57	$999.99
$2.10	$383.69	$616.30	$999.99
$2.20	$401.96	$598.03	$999.99
$2.30	$420.23	$579.76	$999.99
$2.40	$438.50	$561.49	$999.99
$2.50	$456.77	$543.22	$999.99
$2.60	$475.04	$524.95	$999.99
$2.70	$493.31	$506.68	$999.99

Tendering holders should consider that the price of our common stock has fluctuated over recent months and could change between the date on which a holder tenders their Plus Cash Notes and the second trading day immediately preceding the expiration of the exchange offer, when the Common Stock Value is determined. Tendering Plus Cash Note holders should not assume that the price of our common stock will be the same on the date of expiration as it is on the date they tender their Plus Cash Notes. As demonstrated in the chart above, if the price of our common stock is $2.10 on the date such tender is made, and the exchange took place that day, the tendering holder would receive $999.99 worth of consideration per $1,000 Plus Cash Note exchanged. If the price of our common stock is $1.50 on the second trading day immediately preceding the expiration of the exchange offer, that tendering holder would receive $924.02 in total consideration per Plus Cash Note exchanged, a difference of $75.97.

You may call Georgeson Shareholder Information, Inc. at (866) 357-4032 to receive information about the amount of consideration that could be received in the exchange. This information will be updated daily to report the Common Stock Value and the total consideration that would be received in exchange for each $1,000 Plus Cash Note tendered, based on the closing bid price from the preceding day. This information will be available through the expiration of the exchange offer.

What happens if I do not participate in the exchange offer?

If you do not participate in the exchange offer, your Plus Cash Notes will continue to mature, and you will continue to receive payments of interest on March 30th and September 30th through September 30, 2007. If you do not participate in the exchange offer and if less than all of the Plus Cash Notes are tendered in the exchange offer, the indenture governing the Plus Cash Notes will remain in effect. If you do not participate, you will still have the right to voluntarily convert your Plus Cash Notes as provided in the Plus Cash Notes indenture. If a significant number of the Plus Cash Notes are tendered and accepted in the exchange offer, the liquidity and the trading market for the Plus Cash Notes will likely be impaired.

How soon must I act if I decide to participate in the exchange offer?

Unless we extend the expiration date, the exchange offer will expire on                     , 2005 at 12:00 midnight, New York City time. The exchange agent must receive all required documents and instructions on or before                     , 2005 or you will not be able to participate in the exchange offer.

What should I do if I have additional questions about the exchange offer?

If you have any questions, need additional copies of the offering material, or otherwise need assistance, please contact the information agent for this offering:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, New York 10004

(866) 357-4032

To receive copies of our recent SEC filings, you can contact us by mail or refer to the other sources described under “Where You Can Find More Information.”

RISK FACTORS

You should carefully consider the risks described below before you decide to exchange your Plus Cash Notes for the Cash Amount and the 182.71 shares of common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock and the Plus Cash Notes could decline.

Risks Related to TranSwitch

Our net revenues may continue to fluctuate.

Due to current economic conditions and slowdowns in purchases of VLSI semiconductor devices, it is difficult for us to predict the purchasing activities of our customers. Our net revenues during the years ended December 31, 2004 and 2003, were $33.7 million and $23.8 million, respectively. Net revenue for year ended December 31, 2002 was $16.6 million. Net losses for the years ended December 31, 2004, 2003 and 2002 were $44.6 million, $38.6 million and $165.2 million, respectively. Our net revenues recorded during the three months ended March 31, 2005 and March 31, 2004 were $9.0 million and $8.2 million, respectively. We expect that our net revenues will continue to fluctuate in the future.

We have incurred significant net losses.

Our net losses have been considerable for the fiscal years ended December 31, 2004, 2003 and 2002. Net losses for the years ended December 31, 2004, 2003 and 2002 were $44.6 million, $38.6 million and $165.2 million, respectively. Our net losses recorded during the three months ended March 31, 2005 and March 31, 2004 were $6.3 million and $15.3 million, respectively. Due to current economic conditions, we expect that our net losses will continue to fluctuate in the future and there is no assurance that we will attain positive net earnings in the future.

We are using our available cash and investments each quarter to fund our operating activities.

During the three months ended March 31, 2005, we generated $27.6 million of cash and cash equivalents, excluding the effect of exchange rate changes, from our operating, investing and financing activities. This amount included net proceeds of $36.0 million from short- and long-term investments for a total cash and investment usage of $8.4 million.

During the year ended December 31, 2004, we used $85.6 million of our available cash and cash equivalents to fund our operating, investing and financing activities. This amount included net investments of $40.9 million in short and long-term marketable securities for a net cash and investment usage of $44.7 million.

During the year ended December 31, 2003, we used $15.5 million of our available cash and cash equivalents to fund our operating, investing and financing activities, raised additional cash of $19.5 million through the sale of our 5.45% Convertible Plus Cash NotesSM due 2007 (the Plus Cash Notes), redeemed $10.6 million, net, of short and long-term marketable securities for a net cash and investment usage of $45.6 million.

We anticipate that we will use approximately $6.0 million to $8.0 million in cash, cash equivalents and investments during the second quarter of 2005 to fund our operations, investments and financing activities. If this exchange offer is successful, we anticipate that we will pay the holders of our Plus Cash Notes up to an aggregate amount of approximately $52.4 million in cash in exchange for their outstanding Plus Cash Notes. Also in September of 2005, approximately $24.4 million in principal amount of our 4.50% Convertible Notes due 2005

(the 4.50% Notes) will become due and payable. We believe that we will continue to use our available cash, cash equivalents and investments in the future although we believe that we have sufficient cash to fund our operations and our other cash needs for at least the next twelve months. We will continue to experience losses and use our cash, cash equivalents and investments if we do not receive sufficient product orders and our costs are not reduced to sufficiently offset the decline in revenue.

We currently have substantial indebtedness.

As of March 31, 2005, we have approximately $105.0 million in principal amount of indebtedness outstanding in the form of our 4.50% Notes and the Plus Cash Notes.

In addition to this indebtedness, we may incur substantial additional indebtedness in the future. This level of indebtedness, among other things, could:

•	make it difficult for us to make payments on our 4.50% Notes or our Plus Cash Notes;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service or other purposes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the 4.50% Notes, which come due in September 2005, or, if this exchange offer is unsuccessful, the Plus Cash Notes. The terms of our Plus Cash Notes permit the holders thereof to convert their notes voluntarily, at any time, into a certain number of shares of our common stock and receive a certain amount in cash, which we refer to as the plus cash amount. If certain conditions are met, we have the option of settling this cash amount in additional shares of our common stock. These Plus Cash Notes also permit us to automatically convert some or all of the Plus Cash Notes into shares of our common stock subject to certain conditions. We may not elect to settle the plus cash amount payable upon voluntary or automatic conversion in additional shares of our common stock, or we may be restricted from doing so pursuant to the terms of the Plus Cash Notes. If all or a significant percentage of our Plus Cash Notes are tendered in this exchange offer or are voluntarily or automatically converted in the future, we will be required to use all or a significant portion of our available cash, which could have a material adverse effect on our business, prospects, financial condition and operating results.

We may not be able to pay our debt and other obligations.

If our cash, cash equivalents, short and long-term investments and operating cash flows are inadequate to meet our obligations, we could face substantial liquidity problems. We may utilize up to an aggregate of approximately $52.4 million of our available cash if this exchange offer is successful. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the 4.50% Notes, which come due in September 2005, the Plus Cash Notes if this exchange offer is successful or our other obligations, we would default under their respective terms. This would permit the holders of the 4.50% Notes, the Plus Cash Notes and our other obligations to accelerate their respective maturities and could also cause defaults under future indebtedness we may incur. Any such default or cross default would have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot be sure that we would be able to repay amounts due in respect of the 4.50% Notes and the Plus Cash Notes if payment of those notes were to be accelerated following the occurrence of an event of default as defined in the respective indentures for the 4.50% Notes and Plus Cash Notes.

We may incur additional indebtedness, including secured indebtedness.

We may incur additional indebtedness which may be secured. Upon any distribution of our assets in the event of an insolvency, dissolution or reorganization, the payment of the principal of and interest on our secured indebtedness would be distributed out of our assets, which represent the security for such indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the 4.50% Notes or the Plus Cash Notes then outstanding once payment of the principal and interest on our secured indebtedness has been made.

After this exchange offer we may seek to reduce our indebtedness by issuing equity securities, thereby causing dilution of our stockholders’ ownership interests.

We may from time to time seek to exchange our 4.50% Notes and if this exchange offer is not successful our Plus Cash Notes for shares of our common stock or other securities. These exchanges may take different forms, including exchange offers or privately negotiated transactions. As a result of shares of our common stock or other securities being issued upon such conversion or pursuant to such exchanges, our stockholders may experience substantial dilution of their ownership interest.

If we seek to secure additional financing we may not be able to do so. If we are able to secure additional financing our stockholders may experience dilution of their ownership interest or we may be subject to limitations on our operations.

If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds. However, events in the future may require us to seek additional capital and, if so, that capital may not be available on terms favorable or acceptable to us, if at all. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

The terms of the Plus Cash Notes include voluntary and automatic conversion provisions upon which shares of our common stock would be issued, and would also permit us to satisfy certain interest and other payments with additional shares of our common stock. As a result, if the Plus Cash Notes are not fully redeemed through this exchange offer, of these shares of our common stock being issued, our stockholders may experience substantial dilution of their ownership interest.

On April 6, 2004, we filed a shelf registration statement on Form S-3 (Registration No. 333-114238) with the SEC providing for the offer, from time to time, of common stock, preferred stock, debt securities and warrants up to an aggregate of $60.0 million. On April 19, 2004, the SEC declared the shelf registration statement effective. This enables us to, at any time in the subsequent two-year period, make an offering of any individual security covered by the shelf registration statement as well as any combination thereof, subject to market conditions and our capital needs. Such market conditions may not allow for terms favorable to us. Any offering, of shares of our common stock, may cause our stockholders to experience substantial dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. We may use the net proceeds from the sale of these securities for general corporate purposes, which may include repayment or refinancing of existing indebtedness, acquisitions, investments, capital expenditures, repurchase of its capital stock and for any other purposes that we may specify in any prospectus supplement.

If the trading price of our common stock fails to comply with the continued listing requirements of The Nasdaq National Market, we would face possible delisting, which would result in a limited public market for our common stock and make obtaining future debt or equity financing more difficult for us.

Our common stock is listed on The Nasdaq National Market and is subject to certain listing requirements, including the requirement that the closing bid price for our shares of common stock exceed $1.00. On July 8, 2005 the closing price of our shares was $2.17. If we do not continue to comply with the Nasdaq’s listing requirements, Nasdaq may notify us regarding the delisting of our securities. At that time, we would have the right to request a hearing to appeal the Nasdaq determination and would also have the option to apply to transfer our securities to The Nasdaq SmallCap Market.

We cannot be sure that our price will comply with the requirements for continued listing of our common stock on The Nasdaq National Market, or that any appeal of a decision to delist our common stock would be successful. If our common stock loses its listed status on The Nasdaq National Market and we are not successful in obtaining a listing on The Nasdaq SmallCap Market, shares of our common stock would likely trade in the over-the-counter market bulletin board, commonly referred to as the “pink sheets.”

If our stock were to trade on the over-the-counter market, selling our common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our common stock is delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common stock, further limiting the liquidity of our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock.

Such delisting from The Nasdaq National Market or future declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

Our board of directors may elect to exercise its discretion to effect a reverse stock split. There are risks and uncertainties inherent in a reverse stock split.

By resolution approved by our stockholders at the annual meeting of stockholders held on May 19, 2005, our board of directors has the authority, in its sole discretion, to effect a reverse stock split of our common stock at any time prior to the date of our annual meeting of stockholders to be held in 2006 at a ratio between one for two and one for twenty as selected by the board of directors. In addition, notwithstanding approval of the reverse stock split by the stockholders, the board of directors may choose, in its sole discretion, not to effect a reverse stock split without further approval or action by or prior notice to the stockholders.

Although the price of our common stock is currently above $1.00, failure to implement the reverse stock split may increase the probability that our common stock would be delisted from the Nasdaq National Market in the future due to failure to satisfy the minimum bid price listing condition discussed above.

There can be no assurance that any increase in the market price for our common stock resulting from a reverse stock split, if approved and implemented, would be sustainable since there are numerous factors and contingencies that would effect such price, including the market conditions for our common stock at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common stock after a reverse stock split may be lower than the total market capitalization before such reverse stock split and, in the future, the market price of our common stock may not exceed or remain higher than the market price prior to such reverse stock split. Further, there can be no assurance that after a reverse stock split, we would continue to meet the minimum listing requirements of the Nasdaq National Market.

While a higher share price may help generate investor interest in our common stock, there can be no assurance that a reverse stock split would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not improve as a result of a reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares of our common stock that would be outstanding after the reverse stock split.

Our stock price is volatile.

The market for securities for communication semiconductor companies, including TranSwitch, has been highly volatile. The market sale price of our common stock has fluctuated between a low of $0.21 and a high of

$74.69 during the period from June 19, 1995 to July 8, 2005. The closing price was $2.17 on July 8, 2005. It is likely that the price of our common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

•	responses to quarter-to-quarter variations in our operating results;

•	announcements of technological innovations or new products by us or our competitors;

•	current market conditions in the telecommunications and data communications equipment markets (we continue to experience a significant downturn in demand since 2000); and

•	changes in earnings estimates by analysts covering TranSwitch.

For further discussion on the volatility of our stock price, see “Risks Related to this Offering—The market price for our common stock has been volatile, and changes in our stock price will affect the cash received upon exchange of Plus Cash Notes.”

We expect that our operating results may fluctuate in the future due to variable demand in our markets.

Our business is characterized by short-term orders and shipment schedules, and orders typically can be cancelled or rescheduled without significant penalty to our customers. Because we do not have substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Future fluctuations in our operating results may also be caused by a number of factors, many of which are beyond our control.

In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order inventory and materials in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of shipments to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and annual operating results. As a result of these conditions, during the three months ended March 31, 2005 and 2004 we recorded write-downs for excess inventories totaling $0.5 million and $0.0 million, respectively.

Our success depends on the timely development of new products, and we face risks of product development delays.

Our success depends upon our ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achievement of manufacturing yields; and

•	market acceptance of our products and our customers’ products.

Our success also depends upon our ability to do the following:

•	build products to applicable standards;

•	develop products that meet customer requirements;

•	adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;

•	introduce new products that achieve market acceptance; and

•	develop reliable software to meet our customers’ application needs in a timely fashion.

In addition, we cannot ensure that the systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.

We may have to further restructure our business.

During the three months ended March 31, 2005, we recorded restructuring charges totaling $1.5 million, resulting from our workforce reductions in the United States, the disengagement from our design center in Toulouse, France and further reductions in our U.S. facilities expenses. In the three months ended March 31, 2004, restructuring benefits totaled $0.2 million, related to the sub-lease of excess facilities.

During the year ended December 31, 2004, we recorded restructuring charges totaling approximately $1.1 million resulting from the liquidation of our investment in TeraOp, the wind-down of the business and operations of OptiX, and the disengagement from Easics N.V., our Belgian design center.

In January 2003, we announced a restructuring plan in order to lower our operating expense run-rate due to then current and anticipated business conditions. This plan resulted in a work force reduction of approximately 24% of existing personnel. Also, we announced the closing of our South Brunswick, New Jersey (SOSi) design center, and reduced staff in Bedford, Massachusetts and Shelton, Connecticut. This workforce reduction also impacted our Switzerland and Belgium locations. In addition, we postponed the completion of the IAD product line and archived the related intellectual property until that market returns, if ever. During the year ended December 31, 2003, we incurred approximately $2.5 million in restructuring expenses related to employee termination benefits, excess facility costs and asset impairments.

During fiscal 2002, we announced a restructuring plan due to continued weakness in our business and the industry. As a result of this plan, we eliminated 56 positions and announced the closing of design centers in Milpitas, California and Raleigh, North Carolina. In conjunction with this restructuring, we discontinued certain product lines and strategically refocused our research and development efforts. As a result of these plans, we incurred restructuring charges and asset impairments of approximately $5.5 million. We also implemented a restructuring plan in 2001.

These measures may not be sufficient to offset lower net revenues, and if they are not, further measures will be required and our spending results will be adversely affected. We may have to make further restructuring changes if our operating expense run-rate does not continue to decline in the face of current and anticipated business conditions.

We anticipate that shipments of our products to relatively few customers will continue to account for a significant portion of our total net revenues.

Historically, a relatively small number of customers have accounted for a significant portion of our total net revenues in any particular period. For the three months ended March 31, 2005 and 2004, shipments to our top five customers, including sales to distributors, accounted for approximately 64% and 58% of our total net revenues, respectively. For the years ended December 31, 2004 and 2003, shipments to our top five customers, including sales to distributors, accounted for approximately 58% and 64% of our total net revenues, respectively. We expect that a limited number of customers may account for a substantial portion of our total net revenues for the foreseeable future.

Some of the following may reduce our total net revenues or adversely affect our business:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	development by one or more of our significant customers of other sources of supply for current or future products;

•	loss of one or more of our current customers or a disruption in our sales and distribution channels; and

•	failure of one or more of our significant customers to make timely payment of our invoices.

We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will return to the levels of previous periods or that we will be able to obtain orders from new customers. We have no long-term volume purchase commitments from any of our significant customers. The following tables set forth the percentage of net revenues attributable to our major distributors as well as the significant customers that had total purchases (either direct or through distributors) of greater than 10% of net revenues for the three months ended March 31, 2005 as well as the years ended December 31, 2004, 2003 and 2002:

	Three months ended March 31, 2005	Years Ended December 31,
		2004	2003	2002
Distributors:
Insight Electronics, Inc.(1)	*	12%	12%	10%
Arrow Electronics, Inc.(2)	*	10%	11%	19%
Weone Corporation	*	*	*	13%

Significant Customers:
Siemens AG	33%	24%	28%	19%
Nortel	16%	12%	*	*
Tellabs, Inc.(2)	*	10%	12%	23%
Cisco Systems, Inc.(1)	*	*	*	11%

(1)	The end customers of the shipments to Insight Electronics, Inc. include: Spirent Communications, Cisco Systems and Sonus Network, Inc. for the three months ended March 31, 2005.
(2)	The primary end customer of the shipments to Arrow Electronics, Inc. is Tellabs, Inc.
*	Revenues were less than 10% of our net revenues in these periods.

The cyclical nature of the communication semiconductor industry affects our business and we have experienced a significant downturn since 2000.

After the severe downturn in the global telecommunication market in 2001 and 2002, the market showed signs of stability and mild recovery in the latter part of 2003. In 2004, the market for our products continued its recovery, but showed additional fluctuations in demand. However, communication service providers, Internet service providers, regional Bell operating companies and interexchange carriers continue to closely monitor their capital expenditures. Spending on voice-only equipment is still slow while spending on equipment providing the efficient transport of data services on existing infrastructure appears to be slowly recovering. Demand for new, high bandwidth applications such as video conferencing, broadband audio and telephone is placing an increased burden on existing public network infrastructure. We cannot be certain that the market for our products will continue its recovery or that spending will increase.

Our international business operations expose us to a variety of business risks.

Foreign markets are a significant part of our net revenues. Foreign shipments accounted for 85% and 60% of our total net revenues for the three months ended March 31, 2005, and March 31, 2004 respectively. We expect foreign markets to continue to account for a significant percentage of our total net revenues. A significant portion of our total net revenues will, therefore, be subject to risks associated with foreign markets, including the following:

•	unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;

•	changes in tariffs;

•	exchange rates, currency controls and other barriers;

•	political and economic instability;

•	risk of terrorism;

•	difficulties in accounts receivable collection;

•	difficulties in managing distributors and representatives;

•	difficulties in staffing and managing foreign operations;

•	difficulties in protecting our intellectual property overseas;

•	natural disasters;

•	seasonality of customer buying patterns; and

•	potentially adverse tax consequences.

Although substantially all of our total net revenues to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies also may reduce our total net revenues from foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations. We have assessed the risks related to foreign exchange fluctuations, and have determined at this time that any such risk is not material.

Our net product revenues depend on the success of our customers’ products, and our design wins do not necessarily generate revenues in a timely fashion.

Our customers generally incorporate our new products into their products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of production revenues, if any, by a year or more. Some customer projects are canceled, and thus will not generate revenues for our products. In addition, even after we achieve a design win, a customer may require further design changes. Implementing these design changes can require significant expenditures of time and expense by us in the development and pre-production process. Moreover, the value of any design win will largely depend upon the commercial success of the customer’s product and on the extent to which the design of the customer’s systems accommodates components manufactured by our competitors. We cannot ensure that we will continue to achieve design wins in customer products that achieve market acceptance. Further, most revenue-generating design wins take several years to translate into meaningful revenues.

We must successfully transition to new process technologies to remain competitive.

Our future success depends upon our ability to do the following:

•	to develop products that utilize new process technologies;

•	to introduce new process technologies to the marketplace ahead of competitors; and

•	to have new process technologies selected to be designed into products of leading systems manufacturers.

Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5, 0.35, 0.25, 0.18 and 0.13 micron complementary metal oxide semiconductor (CMOS) processes and a 1.0 micron bipolar CMOS (BiCMOS) process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered increased costs, reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometry process technologies will be important for us to remain competitive. We cannot be certain that we can make such a transition successfully, if at all, without delay or inefficiencies.

We sell a range of products that each has a different gross margin. Our total gross margin will be adversely affected if most of our shipments are of products with low gross profits.

We currently sell more than 50 products. Some of our products have a high gross margin while others do not. If our customers decide to buy more of our products with low gross margin and fewer of our products with high gross margins, our total gross profits could be adversely affected. We plan our mix of products based on our internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

The price of our products tends to decrease over the lives of our products.

Historically, average selling prices in the communication semiconductor industry have decreased over the lives of products, and, as a result, the average selling prices of our products may decrease in the future. Decreases in the price of our products would adversely affect our operating results. Our customers are increasingly focused on price, as semiconductor products become more prevalent in their equipment. We may have to decrease our prices to remain competitive in some situations, which may negatively impact our gross margins.

Our success depends on the rate of growth of the global communications infrastructure.

We derive virtually all of our total net revenues from products for telecommunications and data communications applications. These markets are characterized by the following:

•	susceptibility to seasonality of customer buying patterns;

•	general business cycles;

•	intense competition;

•	rapid technological change; and

•	short product life cycles.

In addition, although the telecommunications and data communications equipment markets grew rapidly in the late 1990s and 2000, we have experienced a significant decline in these markets since 2000. We anticipate that these markets will continue to experience significant volatility in the near future.

Our products must successfully include industry standards to remain competitive.

Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, we cannot be certain that we will be able to design and manufacture new products successfully that address the needs of our customers and include the new standards or that such new products will meet with substantial market acceptance.

Our intellectual property indemnification practices may adversely impact our business.

We have historically agreed and continue to indemnify our customers for certain costs and damages of intellectual property rights in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The costs of obtaining licenses from holders of patent rights essential to such international standards could be high. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are not aware of any claimed violations on our part. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, results of operations or financial condition.

We continue to expense our new product process development costs when incurred.

In the past, we have incurred significant new product and process development costs because our policy is to expense these costs, including tooling, fabrication and pre-production expenses, at the time that they are incurred. We may continue to incur these types of expenses in the future. These additional expenses will have a material and adverse effect on our operating results in future periods.

We face intense competition in the communication semiconductor market.

The communication semiconductor industry is intensely competitive and is characterized by the following:

•	rapid technological change;

•	general business cycles;

•	price erosion;

•	limited access to fabrication capacity;

•	unforeseen manufacturing yield problems; and

•	heightened international competition in many markets.

These factors are likely to result in pricing pressures on our products, thus potentially affecting our operating results.

Our ability to compete successfully in the rapidly evolving area of high-performance integrated circuit technology depends on factors both within and outside our control, including:

•	success in designing and subcontracting the manufacture of new products that implement new technologies;

•	protection of our products by effective use of intellectual property laws;

•	product quality;

•	reliability;

•	price;

•	efficiency of production;

•	failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields;

•	the pace at which customers incorporate our products into their products;

•	success of competitors’ products; and

•	general economic conditions.

The telecommunications and data communications industries, which are our primary target markets, have become intensely competitive because of deregulation, heightened international competition and recent significant decreases in demand since 2000. In the communications semiconductor markets, we compete primarily against companies such as Applied Micro Circuits Corporation, Conexant Systems, Inc., Cirrus Logic, Inc., Infineon Technologies, Exar Corporation, Agere Systems, PMC-Sierra Inc., TriQuint Semiconductor, Inc., Vitesse Semiconductor Corporation and Broadcom Corporation. In addition, there are a number of Applications Specific Integrated Circuit (ASIC) vendors, including AMI Semiconductor, LSI Logic Corporation and STM Microelectronics Group, which compete with us by supplying customer-specific products to OEMs. In the ATM market, the principal competitors include all the vendors mentioned above and, in addition, Intel Corporation. A number of our customers have internal semiconductor design or manufacturing capability with which we also compete. Any failure by us to compete successfully in these target markets, particularly in the communications markets, would have a material adverse effect on our business, financial condition and results of operations.

We rely on outside fabrication facilities, and our business could be hurt if our relationships with our foundry suppliers are damaged.

We do not own or operate a VLSI circuit fabrication facility. Four foundries currently supply us with all of our semiconductor device requirements. While we have had good relations with these foundries, we cannot be certain that we will be able to renew or maintain contracts with them or negotiate new contracts to replace those that expire. In addition, we cannot be certain that renewed or new contracts will contain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including the following:

•	the lack of assured semiconductor wafer supply and control over delivery schedules;

•	the unavailability of, or delays in obtaining access to, key process technologies; and

•	limited control over quality assurance, manufacturing yields and production costs.

Reliance on third-party fabrication facilities limits our ability to control the manufacturing process.

Manufacturing integrated circuits is a highly complex and technology-intensive process. Although we try to diversify our sources of semiconductor device supply and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results. A manufacturing disruption at one or more of our outside foundries, including, without limitation, those that may result from natural disasters, accidents, acts of terrorism or political instability or other natural occurrences, could impact production for an extended period of time.

Our dependence on a small number of fabrication facilities exposes us to risks of interruptions in deliveries of semiconductor devices.

We purchase semiconductor devices from outside foundries pursuant to purchase orders, and we do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity and the availability of raw materials. Therefore, our foundry suppliers could choose to prioritize capacity and raw materials for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements.

We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. In particular, as of the date hereof, a single foundry manufactures all of our BiCMOS devices. As a result, we expect that we could experience substantial delays or interruptions in the shipment of our products due to the any of the following:

•	sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;

•	time required to qualify alternative manufacturing sources for existing or new products could be substantial; and

•	failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

We are subject to risks arising from our using subcontractors to assemble our products.

Contract assembly houses in Asia assemble all of our semiconductor products. Raw material shortages, natural disasters, political and social instability, service disruptions, currency fluctuations, or other circumstances in the region could force us to seek additional or alternative sources of supply or assembly. This could lead to supply constraints or product delivery delays.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

•	that patents will be issued from currently pending or future applications;

•	that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•	that foreign intellectual property laws will protect our foreign intellectual property rights; and

•	that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Intellectual property rights are uncertain and adjudication of such rights involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. We occasionally receive correspondence from third parties alleging infringement of their intellectual property rights. If we are found to infringe the proprietary rights of others, we could be forced to either seek a license to the intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the U.S. or foreign courts to determine any or all of the following issues: patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product. From time to time we may prosecute patent litigation against others and as part of such litigation, other parties may allege that our patents are not infringed, are invalid and are unenforceable.

We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Such parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

We could be subject to class action litigation due to stock price volatility, which if it occurs, will distract our management and could result in substantial costs or large judgments against us.

In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.

We have made, and may continue to make, investments in development stage companies, which may not produce any returns for us in the future.

We have made investments in early stage venture-backed, start-up companies that develop technologies that are complementary to our product roadmap. The following table summarizes these investments as of December 31, 2004:

Investee Company	Initial Investment Date	Technology
Opulan Technologies	April 2003	High performance and cost-effective IP convergence ASSPs (application-specific standard products)
Metanoia Technologies Incorporated	March 2004	XDSL Next Generation Chips

We plan to continue to use our cash to make selected investments in these types of companies. Certain companies in which we invested in the past have failed, and we have lost our entire investment in them. These investments involve all the risks normally associated with investments in development stage companies. As such, there can be no assurance that we will receive a favorable return, if any, on these or any future venture-backed investments that we may make. Additionally, our original and any future investments may continue to become impaired if these companies do not succeed in the execution of their business plans. Any further impairment or equity losses in these investments could negatively impact our future operating results.

The loss of key management could affect our ability to run our business.

Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President and Chief Executive Officer, and other key management and technical personnel and on our ability to continue to attract, retain and motivate other qualified personnel.

Provisions of our certificate of incorporation, by-laws, stockholder rights plan and Delaware law may discourage take over offers and may limit the price investors would be willing to pay for our common stock.

Delaware corporate law contains, and our certificate of incorporation and by-laws and shareholder rights plan contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of us even if a change of control would be beneficial to our stockholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

•	authorize the issuance of “blank check” preferred stock (preferred stock which our Board of Directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

•	prohibit stockholder action by written consent;

•	establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and

•	dilute stockholders who acquire more than 15% of our common stock.

Changes in accounting treatment of stock options will adversely affect our results of operations.

The Financial Accounting Standards Board has announced its decision to require companies to expense employee stock options in accordance with SFAS No. 123R, Accounting for Stock-Based Compensation, or SFAS 123R, for financial reporting purposes. Such stock option expensing would require us to value our employee stock option grants pursuant to an option valuation model, and then amortize that value against our reported earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS 123 and SFAS 148. This change in accounting treatment will materially and adversely affect our reported results of operations, as the stock-based compensation expense would be charged directly against our reported earnings.

Natural disasters or acts of terrorism affecting our locations, or those of our suppliers, in the United States or internationally may negatively impact our business.

We operate our businesses in the United States and internationally, including the operation of a design center in India. Some of the countries in which we operate or in which our customers are located have in the past been subject to terrorist acts and could continue to be subject to acts of terrorism. In addition, some of these areas may be subject to natural disasters, such as earthquakes or floods. If our facilities, or those of our suppliers or customers, are affected by a natural disaster or terrorist act, our employees could be injured and those facilities damaged, which could lead to loss of skill sets and affect the development or fabrication of our products, which could lead to lower short and long-term revenues. In addition, natural disasters or terrorist acts in the areas in which we operate or in which our customers or suppliers operate could lead to delays or loss of business opportunities, as well as changes in security and operations at those locations, which could increase our operating costs.

We may have difficulty obtaining adequate director and officer liability insurance.

Like most other public companies, we carry insurance protecting our directors and officers against claims relating to the conduct of our business. This insurance covers, among other things, the costs incurred by companies and their board of directors and officers to defend against and resolve claims relating to such matters as securities class action claims. These claims typically are extremely expensive to defend against and resolve. We pay significant premiums to acquire and maintain this insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of the insurance coverage. Each year we negotiate with insurers to renew our directors’ and officers’ insurance. In the current economic environment, we cannot assure you that in the future we will be able to obtain sufficient directors’ and officers’ liability insurance coverage at acceptable rates or with acceptable terms, conditions and retentions.

Failure to obtain such insurance could have a materially adverse impact on future financial results in the event that we are required to defend against and resolve any securities claims made against us, our board of directors and officers. Further, the inability to obtain such insurance in adequate amounts may impair our future ability to attract or retain qualified directors and/or officers.

Risks Related to this Offering

We may seek to reduce our indebtedness by issuing equity securities, thereby causing dilution of our stockholders’ ownership interests.

In addition to this exchange offer, we may from time to time seek to exchange our 4.50% Notes and our Plus Cash Notes for shares of our common stock or other securities. These exchanges may take different forms, including exchange offers or privately negotiated transactions. As a result of shares of our common stock or other securities being issued upon such conversion or pursuant to such exchanges, our stockholders may experience substantial dilution of their ownership interest.

The market price for our common stock has been volatile, and changes in our stock price will affect the cash received upon exchange of Plus Cash Notes.

The market price of our shares of common stock has, like that of other semiconductor companies, been volatile historically, and fluctuated in recent months. See, “Risks Related to TranSwitch—Our stock price is volatile”. From April 1, 2005 through July 11, 2005, the closing bid price of our common stock has ranged from $1.18 to $2.49 per share. Fluctuations in our stock price may impact the amount of cash paid in connection with the tender of Plus Cash Notes. For example, if the closing bid price per share on the date the Common Stock Value is computed for the exchange offer is approximately equal to or less than $1.92, holders of Plus Cash notes will receive 182.71 shares of common stock plus $650 per $1,000 principal amount exchanged. In that case, the total consideration received could be less than $999.99. To the extent that the closing bid price per share on the date that the Common Stock Value is computed for the exchange offer exceeds approximately $1.92, holders will receive the same number of shares of common stock plus an amount of cash (which will be less than $650) which, when added to the value of the shares as of such date, will equal $999.99.

The value of the common stock received as partial consideration in exchange for the tendered Plus Cash Notes could also change between the second trading day immediately preceding the date on which the exchange offer expires, the date the Common Stock Value is determined, and the actual expiration of the exchange offer. Fluctuations in the price of our common stock over these two days could alter the total consideration received in exchange for each tendered $1,000 Plus Cash Note.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary” and “Risk Factors” contains forward-looking information. This forward-looking information is subject to risks and uncertainties including the factors listed under “Risk Factors,” as well as elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange of the Plus Cash Notes for the shares of common stock and Cash Amount pursuant to the exchange offer.

PRICE RANGE OF COMMON STOCK

Our common stock is traded under the symbol “TXCC” on the Nasdaq National Market. The following table sets forth, for the periods indicated, the range of high and low closing prices for our common stock on the Nasdaq SmallCap Market, where our common stock was traded beginning on October 14, 2002 through July 9, 2003, and on the Nasdaq National Market from July 10, 2003 to present.

	High	Low
Fiscal year ending December 31, 2003
First Quarter	$1.07	$0.49
Second Quarter	1.91	0.48
Third Quarter	2.98	1.39
Fourth Quarter	3.64	2.14

Fiscal year ending December 31, 2004
First Quarter	3.80	2.31
Second Quarter	2.88	1.48
Third Quarter	1.80	1.20
Fourth Quarter	1.54	1.01

Fiscal year ending December 31, 2005
First Quarter	1.46	1.10
Second Quarter	2.50	1.20
Third Quarter (through July 11, 2005)	2.20	2.10

DIVIDEND POLICY

No cash dividends have been paid on the common stock to date and we do not expect to pay cash dividends thereon in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable law and will depend upon our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth the consolidated capitalization of TranSwitch at March 31, 2005:

•	as adjusted to give effect to the issuance of the shares of common stock in the exchange offer on the assumption that all of the outstanding Plus Cash Notes were validly tendered and accepted for exchange; and

•	as adjusted to reflect a net loss of $7.3 million on the assumed early extinguishment of outstanding Plus Cash Notes. The net loss on the assumed early extinguishment of the outstanding Plus Cash Notes was calculated as follows:

(amounts in thousands)	March 31, 2005
Plus Cash Notes—Par Value	$80,519
Debt discount	(11,953)

Net Plus Cash Notes balance	68,566
Derivative liability	6,907
Deferred financing costs, net	(2,292)

Net liability	73,181

Fair value of common stock issued(1)	31,483
Cash payment	49,035

Fair value given upon exchange	80,518

Net loss on the extinguishment of debt	$(7,337)

(1)	Assumes 14,711,626 shares of common stock being issued and the closing bid price of our common stock of $2.14 per share on July 8, 2005 for a total increase in common stock and additional paid in capital of $31.5 million. The common stock value may be greater or less than this amount based upon the closing bid price on the second trading day immediately preceding the date on which the exchange offer expires.

•	Assuming successful consummation of the exchange offer, this net loss on the extinguishment of debt will result in recognition of a loss of $7.3 million in our statement of operations in the period in which the exchange offer is consummated.

	March 31, 2005
(amounts in thousands)	Actual	As Adjusted
Cash & Investments:
Cash, cash equivalents and short-term investments in marketable securities	$108,884	$59,849
Long-term investments in marketable securities	17,167	17,167

Total cash and investments	$126,051	$77,016

Capitalization:
Debt:
4.50% Convertible Notes due September 12, 2005	$24,442	$24,442
5.45% Convertible Plus Cash Notes due September 30, 2007 (Plus Cash Notes), net of debt discount of $11,954	68,566	—

Total debt	93,008	24,442

Derivative liability	6,907	—
Commitments and contingencies
Stockholders’ equity:
Common stock $.001 par value; authorized 300,000,000 shares; issued and outstanding, 103,577,055 shares at March 31, 2005, 118,288,681 at March 31, 2005, as adjusted(1)	103	118
Additional paid-in capital(1)	307,920	339,388
Accumulated other comprehensive income	366	366
Accumulated deficit	(294,137)	(301,474)

Total stockholders’ equity	14,252	38,398

Total capitalization	$114,167	$62,840

(1)	Assumes 14,711,626 shares of common stock being issued and the closing bid price of our common stock of $2.14 per share on July 8, 2005 for a total increase in common stock and additional paid in capital of $31.5 million. The common stock value may be greater or less than this amount based upon the closing bid price on the second trading day immediately preceding the date on which the exchange offer expires.

SELECTED CONSOLIDATED FINANCIAL DATA

For the Years Ended December 31, 2004–2000

The following table sets forth selected consolidated financial data of TranSwitch. The consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004 and 2003, have been derived from our consolidated financial statements, which were audited by KPMG LLP, our independent registered public accounting firm during those periods, and are incorporated by reference in this prospectus. The audit report referred to a change in the Company’s method of computing depreciation during 2003. The consolidated statements of operations data for the years ended December 31, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2001 and 2000, are derived from our audited consolidated financial statements not included in this prospectus or incorporated by reference. This data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference in this prospectus. The consolidated statements of operations data have been revised to reflect a 3-for-2 stock split in the form of a dividend on January 11, 2000 and a 2-for-1 stock split in the form of a dividend on August 10, 2000. Historical periods have been restated to reflect the share-for-share exchange accounted for as a pooling of interests with Easics N.V. in May 2000 and to reflect the change in reporting method from the cost to the equity method for our investment in OptiX Networks, Inc., and reclassified to reflect a gain on debt extinguishment previously classified as extraordinary to continuing operations in accordance with SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145).

TranSwitch Corporation and Subsidiaries

(amounts in thousands, except ratios and per share data)

	Years ended December 31,
	2004	2003	2002	2001	2000
Selected Statements of Operations Data:
Net revenues	$33,687	$23,820	$16,636	$58,682	$155,083
Gross profit (loss)	23,347	15,903	5,857	(1,799)	108,936
Operating (loss) income(4)	(43,049)	(45,739)	(134,034)	(141,015)	54,216
(Loss) income before extraordinary loss and cumulative effect of adoption of and changes in accounting principle(1)(4)(5)	(44,347)	(37,692)	(165,224)	(79,426)	37,970
Extraordinary loss upon consolidation of TeraOp (USA), Inc.	—	(83)	—	—	—
Cumulative effect on prior years adoption of and retroactive application of FIN 46R and new depreciation method	(277)	(805)	—	—	—

Net (loss) income(1)(5)(6)	$(44,624)	$(38,580)	$(165,224)	$(79,426)	$37,970

Basic (loss) income per common share before extraordinary loss and cumulative effect of a change in accounting principle(1)(2)(4)(5)(6)	$(0.47)	$(0.42)	$(1.84)	$(0.91)	$0.46
Basic (loss) income per common share(1)(2)(4)(5)(6)	$(0.47)	$(0.43)	$(1.84)	$(0.91)	$0.46
Diluted (loss) income per common share(1)(2)(3)(5)(6)	$(0.47)	$(0.43)	$(1.84)	$(0.91)	$0.43
Shares used in calculation of basic (loss) income per common share(2)	94,638	90,406	90,037	86,904	81,681
Shares used in calculation of diluted (loss) income per common share(2)(3)	94,638	90,406	90,037	86,904	87,559

	Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	*	*	*	*	8.9

*	Calculation not meaningful as ratio is less than 1. For the years ended December 31, 2004, 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $44.2, $35.5, $92.5 and $103.1 million, respectively.

	December 31,
	2004	2003	2002	2001	2000
Selected Balance Sheet Data:
Cash, cash equivalents and short-term investments	$102,504	$152,051	$183,647	$409,592	$564,124
Total current assets	112,475	161,485	194,513	427,303	616,825
Working capital	76,361	147,845	176,783	402,007	592,934
Long-term investments (marketable securities)	32,178	27,300	21,819	26,582	54,183
Total non-current assets	42,233	44,821	48,840	189,061	124,420
Total assets(1)	154,708	206,306	243,353	616,364	741,245

4.50% Convertible Notes due 2005	24,442	—	—	—	—
Total current liabilities	36,114	13,640	17,730	25,296	23,891
4.50% Convertible Notes due 2005	—	24,442	114,113	314,050	460,000
5.45% Convertible Plus Cash Notes due 2007, net of debt discount of $13,149 and $21,742	67,370	75,866	—	—	—
Derivative liability	8,461	20,659	—	—	—
Total non-current liabilities	97,363	143,656	139,962	340,975	460,000
Total stockholders’ equity(1)	21,231	49,010	85,661	250,093	257,354
Book value per share	$0.21	$0.54	$0.95	$2.75	$3.08

(1)	The 2001 and 2000 figures have been adjusted for the effect of the change in the investment in OptiX Networks, Inc. from the cost to the equity method of accounting, as required under generally accepted accounting principles (U.S. GAAP).
(2)	Revised to reflect a 3-for-2 stock split in the form of a dividend on January 11, 2000 and a 2-for-1 stock split in the form of a dividend on August 10, 2000.
(3)	For purposes of calculating diluted (loss) income per common share for the fiscal years ended December 31, 2004, 2003, 2002 and 2001, respectively, the assumed conversion and exercise of the dilutive securities is not taken into consideration, as they are anti-dilutive.
(4)	The 2002 and 2001 gains on debt extinguishment, previously classified as extraordinary, have been reclassified to continuing operations in accordance with SFAS 145.
(5)	We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), on January 1, 2002, and accordingly, ceased amortizing goodwill totaling $54.5 million as of January 1, 2002.
(6)	Effective January 1, 2003, we changed the method of depreciating property and equipment to the straight-line method. Depreciation of property and equipment in prior years was computed using the half-year convention method. The effect of the change in depreciation method as of January 1, 2003 was applied retroactively to property and equipment acquisitions of prior years. The cumulative effect of the change with respect to the retroactive application of the straight-line method was an approximately $0.8 million charge (or $0.01 loss per basic and diluted common share) recorded in 2003.

For the Three-Month Period Ended March 31, 2005

The consolidated financial data for the three-month period ended March 31, 2005 are derived from our unaudited consolidated financial statements, which are incorporated by reference in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring items, which TranSwitch considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. This data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference in this prospectus.

TranSwitch Corporation and Subsidiaries

(amounts in thousands, except ratios and per share data)

Three Months Ended March 31, 2005
Actual
Consolidated Statements of Operations Data:
Net revenues	$9,047
Cost of revenues
Cost of revenues	2,803
Provision for excess inventories	480

Total cost of revenues	3,283

Gross profit	5,764
Operating expenses:
Research and development	6,212
Marketing and sales	2,708
General and administrative	1,199
Restructuring charges (benefits) and asset impairments, net	1,479

Total operating expenses	11,598

Operating loss	(5,834)
Other (expense) income:
Change in fair value of derivative liability	1,627
Loss on extinguishment of debt	—
Interest:
Interest income	696
Interest expense	(2,787)

Interest expense, net	(2,091)

Total other expense, net	(464)

Loss before income taxes	(6,298)
Income tax expense	25

Net (loss) income	$(6,323)

Basic and diluted loss per common share:
Net (loss)	$(0.06)

Basic and diluted average shares outstanding	103,476

During the three months ended March 31, 2005, the Company recorded interest expense related to the Plus Cash Notes of $2.5 million and recorded a gain on the change in the value of the associated derivative liability of $1.6 million. Upon conversion of the Plus Cash Notes, the Company would no longer record such interest expense and changes in the value of the derivative liability.

The following table sets forth unaudited consolidated balance sheet data of TranSwitch at March 31, 2005:

•	as adjusted to give effect to the issuance of the shares of common stock in the exchange offer on the assumption that all of the outstanding Plus Cash Notes were validly tendered and accepted for exchange; and

•	as adjusted to reflect a net loss of $7.3 million on the assumed early extinguishment of outstanding Plus Cash Notes. The net loss on the assumed early extinguishment of the outstanding Plus Cash Notes was calculated as follows:

(amounts in thousands)	March 31, 2005
Plus Cash Notes—Par Value	$80,519
Debt discount	(11,953)

Net Plus Cash Notes balance	68,566
Derivative liability	6,907
Deferred financing costs, net	(2,292)

Net liability	73,181

Fair value of common stock issued(1)	31,483
Cash payment	49,035

Fair value given upon exchange	80,518

Net loss on the extinguishment of debt	$(7,337)

(1)	Assumes 14,711,626 shares of common stock being issued and the closing bid price of our common stock of $2.14 per share on July 8, 2005 for a total increase in common stock and additional paid in capital of $31.5 million. The common stock value may be greater or less than this amount based upon the closing bid price on the second trading day immediately preceding the date on which the exchange offer expires.

March 31, 2005
	Actual	As Adjusted
Ratio of earnings to fixed charges	*	*

*	Calculation not meaningful as ratio is less than 1. For the three months ended March 31, 2005, earnings were insufficient to cover fixed charges by $6.3 million.

TranSwitch Corporation and Subsidiaries

(amounts in thousands, except per share data)

	March 31, 2005
	Actual	As Adjusted
Selected Balance Sheet Data:
Cash, cash equivalents and short term investments	$108,884	$59,849
Total current assets	117,937	68,902
Working capital	83,919	34,892
Long-term investments (marketable securities)	17,167	17,167
Total non-current assets	26,952	24,660
Total assets	144,889	93,562
4.50% Convertible Notes due 2005	24,442	24,442
Total current liabilities	34,018	34,010
5.45% Convertible Plus Cash Notes due 2007, net of debt discount of $11,953	68,566	—
Derivative liability	6,899	—
Total non-current liabilities	96,619	21,154
Total stockholders’ equity	14,252	38,398
Book value per share	0.14	0.32

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS

Dr. Santanu Das, a founder of TranSwitch, has been President, Chief Executive Officer and a director of TranSwitch since its inception in 1988 and was its Chairman from May 1997 until May 2005. Prior to joining TranSwitch, Dr. Das held various positions, including President, with Spectrum Digital Corporation, where he worked from 1986 through 1988. Prior to joining Spectrum Digital Corporation, he held various positions, including Director of the Applied Technology Division of ITT Corporation’s Advanced Technology Center.

Mr. Alfred F. Boschulte became a director of TranSwitch in December 1998 and was elected Chairman of the Board of Directors in May 2005. Mr. Boschulte has over 30 years of experience in the telecommunications industry and since September 2003, he has served as the Chairman and Chief Executive Officer of Advanced Generation Telecom Group, a wireless and telecommunications consulting service. Since July 2001, Mr. Boschulte has been the Managing Director of Comstellar Technologies, a developer of next generation communications hardware and software, and owner of Sky Optix Corporation. From August of 2001, Mr. Boschulte has been Chairman and Chief Operating Officer of Wireless Access, LLC, a wireless access broadband internet service. Mr. Boschulte served as the Chairman of DETECON, Inc., a telecommunications consulting business, for which he was also President and Chief Executive Officer from January 1999 to September 2002. From September 1998 to December 2000, Mr. Boschulte served as the Chairman of Independent Wireless One, Inc., a PCS service provider. Mr. Boschulte also served as the Chief Executive Officer of Independent Wireless One, Inc. from September 1998 to October 1999. From January 1996 through December 1997, he served as Managing Director of Exelcomindo, a national cellular service in Indonesia. From December 1994 through December 1995, Mr. Boschulte served as President of Tomcom, L.P., a wireless services corporation, and from November 1990 through December 1994, he served as President and Chairman of Nynex Mobile Communications, a cellular telecommunications corporation.

Dr. Hagen Hultzsch became a director of TranSwitch in August 2001 and has more than 35 years of management experience in the technology sector. In December 2001, he retired as Chairman of the Supervisory Board of T-Venture Holding in Bonn, Germany. From 1993 to 2001, Dr. Hultzsch served as a member of the Board of Management of Deutsche Telekom, responsible for Research and Development, Information Management & Systems, and Process & Quality Management. Prior to joining Deutsche Telekom, Dr. Hultzsch held executive positions at Volkswagen Group, Electronic Data Systems and Gesellschaft fuer Schwerionenforschung, a large German research organization in Darmstadt, Germany. Dr. Hultzsch also served as an Assistant Professor at Mainz University, including a fellowship at IBM’s Thomas J. Watson Research Center, Yorktown Heights, New York. Dr. Hultzsch also currently serves as a Director of SCM Microsystems Inc.,Voice.Trust AG, RIT, Radware, and ICANN. Dr. Hultzsch is Chairman of the Board of TSI-SFR, VoiceObjects AG, XTraMind Technologies GmbH and InSynCo AG.

Mr. Gerald F. Montry became a director of TranSwitch in May 2000. Since 1998 Mr. Montry has been the Managing Partner of Mont Reuil & Co., a private investment firm. Mr. Montry serves as Chairman of the Board of Directors of Intervoice Corporation, a developer of voice recognition and speech automation applications. From 1986 through its acquisition by Alcatel in 1998, Mr. Montry served as Senior Vice President and Chief Financial Officer of DSC Communications Corporation, a telecommunications equipment provider. He also served as a member of the Board of Directors. Prior to his tenure at DSC, Mr. Montry held management positions within the Aerospace, Defense and Computer industries.

Mr. James M. Pagos became a director of TranSwitch in April 1999. In August 2003, Mr. Pagos became the Chief Executive Officer of Vibrant Solutions, a provider of cost and revenue management software and services. From May 2001 to August 2003, Mr. Pagos was the Chief Executive Officer of P TEK, LLC, a consulting and investment company. From November 1999 to April 2001, Mr. Pagos was the President and Chief Executive Officer of Vectant, Inc., a global infrastructure and data network services corporation. From 1972 to 1999, Mr. Pagos was employed by AT&T Corporation, a telecommunications corporation, where he most recently served as Chief Operating Officer of AT&T Solutions, the managed services division of AT&T. He also served as Vice President of AT&T Global Services from 1994 until June 1998 and began his telecommunications career in 1972 with New England Telephone.

Dr. Albert E. Paladino became a director of TranSwitch in December 1988. In 2002, Dr. Paladino was elected Chairman of the Board of Directors of RF Micro Devices, Inc., a manufacturer of radio frequency components for wireless communications. He has served as a Director of the Company since 1992. He serves as a Director of Paladino and Company, an international green building consulting firm. Dr. Paladino was Chairman of the Board of Directors of Telaxis Communications, a manufacturer of broadband wireless equipment for network access applications, until its acquisition by WDI Wireless, Inc., in 2003. He was a managing partner of Advanced Technology Ventures, a venture capital investment partnership, from 1981 through December 1998, and now is a private investor. He currently serves on the Board of Advisors of three venture capital firms. Prior to joining Advanced Technology Ventures, Dr. Paladino held senior management positions with Raytheon Corporation, GTE Laboratories, the National Institute of Standards and Technology and the Congressional Office of Technology Assessment.

Mr. Erik H. van der Kaay became a director of TranSwitch in September 1997. He has also been a member of the Board of Directors of RF Micro Devices, Inc. since 1996, of COMARCO Inc. since 2001, and Ball Corporation since 2003. From 1998 to 2002, he was President and Chief Executive Officer of Datum, Inc., which manufactures time and frequency products used in telecommunications and other fields. In May 2002, Datum, Inc. merged with Symmetricom, Inc. and Mr. van der Kaay became the Chairman of the Board of Symmetricom, Inc. Mr. van der Kaay was employed with Allen Telecom, Inc., a telecommunications corporation from 1990 through 1998, and last served as its Executive Vice President. Prior to joining Allen Telecom, he was President and Chief Executive Officer of Telaxis Communications Corporation, a manufacturer of broadband wireless equipment for Network Access Applications.

Compensation of Directors

Directors who are not employees of TranSwitch receive an annual retainer of $20,000, payable quarterly. In addition, each Director receives an additional annual retainer of $10,000, paid quarterly, for participation on committees. The Audit Committee Chair receives an additional annual retainer of $5,000, paid quarterly during 2004. No employee of TranSwitch Corporation receives separate compensation for services rendered as a director. All directors are reimbursed for expenses in connection with attending Board and committee meetings.

Each non-employee director of TranSwitch is entitled to participate in TranSwitch’s Third Amended and Restated 1995 Stock Plan, as amended. Each new director is granted an option for 37,500 shares of our common stock upon joining the Board, valued at the closing price on the date of such grant. One-third of such options vest immediately, one-third of such options vest after the first year of service and the remaining one-third of such options vest after two years of service. Each director is granted an option for 28,800 shares of our common stock annually following the Annual Stockholders Meeting, valued at that day’s closing price. These options are one hundred percent (100%) vested after one year of service.

COMPENSATION AND OTHER INFORMATION CONCERNING NAMED EXECUTIVE OFFICERS

Named Executive Officers

Listed below are TranSwitch’s Named Executive Officers and their respective backgrounds, excluding Dr. Santanu Das who is listed above.

Mr. Peter J. Tallian has been Senior Vice President, Chief Financial Officer and Treasurer of TranSwitch since February 2001. Prior to joining TranSwitch, Mr. Tallian held the position of Executive Vice President and Chief Financial Officer of Metavante Corporation, a wholly owned subsidiary of M&I Corporation, and an outsourcing, business e-commerce, professional services and software provider to banks and financial institutions worldwide, since 1995. Previously, Mr. Tallian held various positions in finance with IBM Corporation from 1982 to 1995.

Summary Compensation. The following table sets forth the compensation earned by our Chief Executive Officer and each of the other executive officers designated “Named Executive Officers” by TranSwitch (collectively, the “Named Executive Officers”) for services rendered in all capacities to TranSwitch for the fiscal years ended December 31, 2004, 2003 and 2002.

Summary Compensation Table

Long-Term Compensation
	Year	Annual Compensation				Securities Underlying Options	All Other Compensation
Name and Principal Position		Salary		Bonus
Dr. Santanu Das President and Chief Executive Officer	2004 2003 2002	$ $ $	345,833 300,000 300,000		$50,500 — —	330,600 395,400 318,000	$ $ $	9,931 15,780 7,445	(1) (2) (3)

Mr. Peter J. Tallian Senior Vice President, Chief Financial Officer and Treasurer	2004 2003 2002	$ $ $	212,500 212,500 212,500	$ $	30,000 30,000 —	154,800 161,500 84,860	$ $ $	7,341 6,840 5,836	(4) (5) (6)

(1)	Includes $6,500 contributed to defined contribution plans, and $3,431 in premiums paid with respect to term life insurance on behalf of Dr. Das.
(2)	Includes $6,000 contributed to defined contribution plans, and $9,780 in premiums paid with respect to term life insurance on behalf of Dr. Das.
(3)	Includes $6,000 contributed to defined contribution plans, and $1,445 in premiums paid with respect to term life insurance on behalf of Dr. Das.
(4)	Includes $6,375 contributed to defined contributions plans and $966 in premiums paid with respect to term life insurance on behalf of Mr. Tallian.
(5)	Includes $6,000 contributed to defined contributions plans and $840 in premiums paid with respect to term life insurance on behalf of Mr. Tallian.
(6)	Includes $5,500 contributed to defined contributions plans and $336 in premiums paid with respect to term life insurance on behalf of Mr. Tallian.

Option Grants. The following table sets forth information concerning stock options granted during the fiscal year ended December 31, 2004 under the Corporation’s Third Amended and Restated 1995 Stock Plan to the Named Executive Officers.

Option Grants in 2004

	Individual Grants
								Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in Fiscal Year(4)		Exercise Price ($/Share)(5)		Expiration Date	5%		10%
Dr. Santanu Das	91,000 30,000 50,000 29,250 48,750 3,125 21,875 28,300 28,300	(3) (3) (3) (3) (3) (2) (2) (3) (3)	2.21 0.73 1.22 0.71 1.19 0.08 0.53 0.69 0.69	% % % % % % % % %	$ $ $ $ $ $ $ $ $	3.39 1.55 1.55 1.50 1.50 1.50 1.50 1.28 1.28	01/15/11 05/20/11 05/20/11 08/05/11 08/05/11 08/05/11 08/05/11 10/14/11 10/14/11	$ $ $ $ $ $ $ $ $	125,586 18,930 31,550 18,273 30,455 1,952 13,666 14,747 14,747	$ $ $ $ $ $ $ $ $	292,670 44,115 73,526 42,195 70,325 4,508 31,556 34,366 34,366

Mr. Peter J. Tallian	34,200 11,250 18,750 10,986 18,314 5,000 35,000 10,649 10,651	(3) (3) (3) (3) (3) (2) (2) (3) (3)	0.83 0.27 0.46 0.27 0.45 0.12 0.85 0.26 0.26	% % % % % % % % %	$ $ $ $ $ $ $ $ $	3.39 1.55 1.55 1.50 1.50 1.50 1.50 1.28 1.28	01/15/11 05/20/11 05/20/11 08/05/11 08/05/11 08/05/11 08/05/11 10/14/11 10/14/11	$ $ $ $ $ $ $ $ $	47,198 7,099 11,831 6,863 11,441 3,124 21,865 5,549 5,550	$ $ $ $ $ $ $ $ $	109,992 16,543 27,572 15,848 26,419 7,213 50,490 12,932 12,934

(1)	The potential realizable value is calculated based on the term of the option at the time of grant, which is seven years. Stock price appreciation of 5% and 10% is based on the fair market value at the time of grant and assumes that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price, pursuant to rules promulgated by the SEC. The potential realizable value does not represent our prediction of our stock price performance. This table does not take into account any appreciation or depreciation in the fair value of our common stock from the date of grant to date. There can be no assurance that the actual stock price appreciation over the seven year option term will be at the assumed 5% and 10% levels or at any other defined level.
(2)	These options have terms of seven years from the date of grant and become exercisable over two years at the rate of 12.5% each three month period until such options are fully exercisable.
(3)	These options have a term of seven years from the date of grant and become exercisable over one year at a rate of 50% on the grant date and 50% in one year.
(4)	Options to purchase a total of 4,110,550 shares of our common stock were granted in fiscal year ended December 31, 2004 to employees (including the Named Executive Officers), under our Third Amended and Restated 1995 Stock Plan and the 2000 Stock Option Plan.
(5)	The exercise price was the fair market value of a share of our common stock at the time of grant as determined in accordance with our Third Amended and Restated 1995 Stock Plan. The exercise price may be paid in cash or in shares of our common stock valued at fair market value on the exercise date.

Option Exercises and Unexercised Option Holdings. The following table sets forth certain information concerning option exercises and unexercised stock options held as of December 31, 2004 by each of the Named Executive Officers:

Aggregated Option Exercises and Year End Option Values

	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised In-the-Money Options at Year End		Value of Unexercised In-the-Money Options at Year End(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Santanu Das	—	—	329,814	86,675	$153,737	$11,868

Mr. Peter J. Tallian	—	—	130,694	55,766	$52,843	$6,508

(1)	Calculated as the difference between the fair market value of the underlying securities at the exercise date of the underlying options and the aggregate exercise price.
(2)	Value is based on the difference between the option exercise price and the fair market value of our common stock on December 31, 2004, multiplied by the number of shares of our common stock underlying the options.

Employment Agreements. None of the Named Executive Officers has a long-term employment agreement with us. We may terminate the employment of each of the Named Executive Officers at any time.

Change in Control and Severance Information for Dr. Santanu Das. To help retain the continued services of Dr. Das, we entered into a Severance Agreement on September 12, 1997 with Dr. Das that provides for a severance payment equal to his then-current annual base salary and the highest annual bonus paid to him over the preceding five (5) years if we terminate his employment other than for cause or if Dr. Das resigns from his position due to a substantial reduction in his responsibility or authority. We also entered into an Executive Agreement with Dr. Das on September 12, 1997, which provides for severance payments equal to his then-current annual base salary and the highest annual bonus paid to him during the previous five (5) years in the event of a termination without cause within twelve (12) months of a change in control of TranSwitch. In the event that Dr. Das is entitled to payments under both agreements, the maximum amount payable to him shall not exceed the greater of the maximum amount due under either agreement.

Change in Control and Severance Information for Mr. Tallian. If we, for any reason other than cause, terminate Mr. Tallian he will receive a separation payment of six (6) months salary following his date of separation. Alternatively, if we terminate Mr. Tallian’s employment without cause within twelve (12) months of a change in control, Mr. Tallian will receive a severance payment equal to six (6) months’ salary and fifty percent (50%) of the highest annual bonus paid to him over the preceding five (5) years. Should Mr. Tallian voluntarily terminate his employment, he would be obligated to notify TranSwitch, in writing, one month in advance, and he would not be entitled to any separation benefit.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of March 31, 2005 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including our 1995 Third Amended and Restated Stock Plan, as amended (the “1995 Plan”), and our 2000 Stock Option Plan (the “2000 Plan”), as well as the 1995 Non-Employee Director Stock Option Plan (the “Non-Employee Director Plan”), which terminated on April 11, 2005, as well as the 1995 Stock Plan of Alacrity Communications, Inc. and the 1999 Stock Incentive Plan of Onex Communications Corporation. No shares may be issued under our 1995 Employee Stock Purchase Plan, which was terminated in 2004, and no purchase rights have been granted under the 2005 Employee Stock Purchase Plan, which was approved by the stockholders at the 2005 Annual Meeting.

	(A)	(B)	(C)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (A)
Equity Compensation Plans Approved by Stockholders(1)	18,840,462	$7.62	3,026,557
Equity Compensation Plans Not Approved by Stockholders(2)	6,497,755	12.40	2,830,557

Total	25,338,217	$8.84	5,857,114

(1)	Consists of the 1995 Plan, the Director Plan, the 2005 Employee Stock Purchase Plan and the assumed Onex Plan. No additional options may be granted under the assumed plans.
(2)	Consists of the 2000 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the May 31, 2005 certain information regarding the ownership of outstanding shares of our common stock by (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common stock, (ii) each director or nominee for director of TranSwitch, (iii) each Named Executive Officer (as defined under “Compensation and Other Information Concerning Named Executive Officers”) and (iv) all directors and nominees for director and Named Executive Officers as a group. Unless otherwise indicated below, each person listed below maintains a business address in the care of TranSwitch Corporation, Three Enterprise Drive, Shelton, Connecticut 06484 and has sole voting and investing power with respect to all shares of common stock owned.

Five Percent Stockholders, Directors, and Named Executive Officers	Shares Beneficially Owned(1)	Percent of Class(2)
Michael H. Steinhardt(3) 650 Madison Avenue, 17th Floor New York, NY 10022	7,975,496	7.68%

Herbert Chen(4) Chen Capital Management, Inc. 237 Park Avenue, Suite 9117 New York, NY 10017	7,790,598	7.51%

Dr. Santanu Das(5)	3,545,877	3.42%

Mr. Peter J. Tallian(6)	757,915	*

Mr. Alfred F. Boschulte(7)	187,587	*

Dr. Hagen Hultzsch(8)	102,100	*

Mr. Gerald F. Montry(9)	301,254	*

Mr. James M. Pagos(10)	197,402	*

Dr. Albert E. Paladino(11)	285,348	*

Mr. Erik H. van der Kaay(12)	169,702	*

All directors and executive officers as a group (8 persons)(13)	5,547,185	5.34%

*	Less than 1% of the outstanding common stock.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of May 31, 2005 (“Presently Exercisable Securities”) are deemed outstanding for computing the percentage held by each person or entity listed, but are not deemed outstanding for computing the percentage of any other person or entity.
(2)	Percentage of beneficial ownership is based on 103,810,439 shares of our common stock outstanding as of May 31, 2005.
(3)	In calculating the beneficial ownership of this entity, we have relied upon the Schedule 13G, as amended, filed by this entity with the SEC on March 24, 2005.
(4)	In calculating the beneficial ownership of this entity, we have relied upon the Schedule 13D, as amended, filed by this entity with the SEC on April 29, 2005.
(5)	Consists of 160,266 shares owned and 3,385,611 shares issuable upon exercise of Presently Exercisable Securities.
(6)	Consists of 2,500 shares owned and 755,415 shares issuable upon exercise of Presently Exercisable Securities.
(7)	Consists of 63,787 shares owned and 123,800 shares issuable upon exercise of Presently Exercisable Securities.
(8)	Consists of 2,000 shares owned and 100,100 shares issuable upon exercise of Presently Exercisable Securities.
(9)	Consists of 171,679 shares owned and 129,575 shares issuable upon exercise of Presently Exercisable Securities.
(10)	Consists of 65,002 shares owned and 132,400 shares issuable upon exercise of Presently Exercisable Securities.
(11)	Consists of 97,642 shares owned and 187,706 shares issuable upon exercise of Presently Exercisable Securities.
(12)	Consists of 35,102 shares owned and 134,600 shares issuable upon exercise of Presently Exercisable Securities.
(13)	Consists of 597,978 shares owned and 4,949,207 shares issuable upon exercise of Presently Exercisable Securities.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Plus Cash Notes

We are offering to exchange your Plus Cash Notes for shares of our common stock and cash. For each $1,000 in principal amount of your Plus Cash Notes exchanged, you will receive the following consideration:

•	182.71 shares of common stock; and

•	an amount in cash, which we refer to as the Cash Amount, necessary to bring the consideration for each exchanged Plus Cash Note, including the value of the 182.71 shares of our common stock, which we refer to as the Common Stock Value, to a maximum of $999.99, however, the Cash Amount will not exceed $650. Therefore, if the closing bid price of our common stock on the date of such determination is less than $1.92, the aggregate consideration you will receive, comprised of the Cash Amount and the Common Stock Value, in exchange for each tendered Plus Cash Note, will be less than $999.99. The Common Stock Value is determined using the closing bid price of our common stock on the second trading day immediately preceding the date on which the exchange offer expires.

You should be aware that the value of our shares of common stock has fluctuated in recent months, and that such fluctuations may impact the amount of cash we pay for each tendered Plus Cash Note. For example, from April 1, 2005 through July 11, 2005, the closing bid price per share of our common stock has ranged from $1.18 to $2.49. See also “Price Range of Common Stock” for a historical range of high and low prices for our common stock. Based on the closing bid price of our common stock on July 8, 2005, which was $2.14, you would receive $609.00 in cash plus 182.71 shares of our common stock which represents total consideration of $999.99 per $1,000 principal amount of Plus Cash Notes tendered.

In addition, holders who tender their Plus Cash Notes in the exchange offer, which are accepted by us, will receive payment for interest accrued up to but excluding the closing date of the exchange offer.

Based on the principal amount of Plus Cash Notes outstanding as of the date of this prospectus, we are offering to acquire up to $80,519,000 aggregate principal amount of Plus Cash Notes that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

You may tender all, some or none of your Plus Cash Notes, subject to the terms and conditions of the exchange offer. Holders of Plus Cash Notes must tender their Plus Cash Notes in a minimum $1,000 principal amount and multiples thereof.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Plus Cash Notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

Our board of directors and officers do not make any recommendation to the holders of Plus Cash Notes as to whether or not to exchange all or any portion of their Plus Cash Notes. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your Plus Cash Notes for exchange and, if so, the amount of Plus Cash Notes to tender.

Expiration Date

The expiration date for the exchange offer is 12:00 midnight, New York City time, on                     , 2005, unless we extend the offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on                     , 2005 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

We expressly reserve the right, in our discretion, for any reason to:

•	delay the acceptance of Plus Cash Notes tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of Plus Cash Notes, provided that in any event we will promptly issue the shares of our common stock and pay the Cash Amount or return the tendered Plus Cash Notes after expiration or withdrawal of the exchange offer;

•	extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of Plus Cash Notes in the manner described below; during any extension, all Plus Cash Notes previously tendered and not withdrawn will remain subject to the exchange offer;

•	waive any condition or amend the terms of the exchange offer, other than the condition that the registration statement becomes effective under the Securities Act; and

•	terminate the exchange offer, as described under “Conditions for Completion of the Exchange Offer” below.

If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to twenty business days.

We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offer to the holders of the Plus Cash Notes. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Plus Cash Notes

Your tender to us of Plus Cash Notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

Tender of Plus Cash Notes Held Through a Custodian. If you are a beneficial holder of the Plus Cash Notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the Plus Cash Notes on your behalf. Your custodian will provide you with their instruction letter, which you must use to give these instructions.

Tender of Plus Cash Notes Held Through DTC. Any beneficial owner of Plus Cash Notes held of record by The Depository Trust Company (“DTC”) or its nominee, through authority granted by DTC may direct the DTC participant through which the beneficial owner’s Plus Cash Notes are held in the DTC, to tender on such beneficial owner’s behalf. To effectively tender Plus Cash Notes that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and the DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered Plus Cash Notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender Plus Cash Notes through ATOP.

In addition, the exchange agent must receive:

•	a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of Plus Cash Notes to be tendered and any other documents, if any, required by the letter of transmittal; and

•	prior to the expiration date, a confirmation of book-entry transfer of such Plus Cash Notes, into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

Your Plus Cash Notes must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the Plus Cash Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of Plus Cash Notes by having DTC transfer such Plus Cash Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although your Plus Cash Notes will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “Exchange Agent,” prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your Plus Cash Notes. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering Plus Cash Notes that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

If you are an institution which is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding Plus Cash Notes through a financial institution.

Do not send letters of transmittal or other exchange offer documents to us or to Piper Jaffray, Thomas Weisel Partners LLC or Pacific Growth Equities, LLC, the dealer managers.

It is your responsibility that all necessary materials get to U.S. Bank National Association, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your Plus Cash Notes will not be validly tendered.

Any Plus Cash Notes not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offer.

We will have accepted the validity of tendered Plus Cash Notes if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the shares of common stock and Cash Amount from us. If we do not accept any tendered Plus Cash Notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those Plus Cash Notes to you without expense, promptly after the expiration date via book-entry transfer through DTC.

Binding Interpretations

We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of Plus Cash Notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular Plus Cash Notes not properly tendered or to not accept any particular Plus Cash Notes which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of Plus Cash Notes. Unless waived, any defects or irregularities in connection with tenders of Plus Cash Notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Plus Cash Notes for exchange, nor will any of them incur any liability for failure to give such notification.

Acceptance of Plus Cash Notes for Exchange; Delivery of Shares of Common Stock and Cash

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all Plus Cash Notes properly tendered, and will issue the 182.71 shares of our common stock and the Cash Amount in exchange for each properly tendered and accepted Plus Cash Note promptly after acceptance of the Plus Cash Notes. The discussion under the heading “Conditions for Completion of the Exchange Offer” provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted properly tendered Plus Cash Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

Plus Cash Notes accepted for exchange will accrue interest up to but excluding the closing date of the exchange offer. We will pay such accrued and unpaid interest at closing to holders whose Plus Cash Notes are tendered in the exchange offer and accepted by us.

In all cases, issuance of the 182.71 shares of common stock and the Cash Amount for Plus Cash Notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such Plus Cash Notes into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

We will not issue fractional shares of common stock or any scrip representing fractional shares of common stock upon exchange of the Plus Cash Notes. If any fractional share of common stock would be issuable, we will pay cash in lieu of such fractional shares. All cash payments will be rounded to the nearest penny.

Return of Plus Cash Notes Accepted for Exchange

If we do not accept any tendered Plus Cash Notes for any reason set forth in the terms and conditions of the exchange offer, or if Plus Cash Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Plus Cash Notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the Plus Cash Notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

If you desire to tender your Plus Cash Notes and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your Plus Cash Notes if:

•	your tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(a) sets forth the name and address of the holder of the Plus Cash Notes tendered;

(b) states that the tender is being made thereby;

(c) guarantees that within three trading days after the expiration date a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

•	book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of Plus Cash Notes at any time prior to 12:00 midnight, New York City time, on the expiration date. In addition, if we have not accepted your tendered Plus Cash Notes for exchange, you may withdraw your Plus Cash Notes after                     , 2005.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “Exchange Agent” prior to 12:00 midnight, New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the Plus Cash Notes to be withdrawn;

•	contain a statement that you are withdrawing your election to have your Plus Cash Notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Plus Cash Notes were tendered, including any required signature guarantees; and

•	if you have tendered your Plus Cash Notes in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn Plus Cash Notes and otherwise comply with the procedures of such facility.

Any Plus Cash Notes that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the Plus Cash Notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Plus Cash Notes may be retendered by following the procedures described under the heading “Procedures for Tendering Plus Cash Notes” above, at any time on or prior to 12:00 midnight, New York City time, on the expiration date.

Conditions for Completion of the Exchange Offer

We will not accept Plus Cash Notes for the shares of common stock and Cash Amount and may terminate or not complete the exchange offer if the registration statement covering the exchange offer is not effective under the Securities Act.

We may elect not to accept Plus Cash Notes for exchange and may terminate or not complete the exchange offer if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would restrain, prohibit or delay completion of the exchange offer or prohibit any of the material terms of our common stock;

•	any of the following occurs and the adverse effect of such occurrence will, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or Standard & Poor’s 500 Index from the date of this prospectus;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any material disruption has occurred in commercial banking or securities settlement or clearance services in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•	a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer; or

•	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•	any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us is or has been proposed, announced or made by any person or entity;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in material adverse change in the business condition, income, operations, or business or financial prospects of us or of us and our subsidiaries, taken as a whole or, in a material change in concentration of ownership of our common stock;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

•	any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the expiration date of the exchange offer;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date acquires additional common stock constituting more than 2% of our outstanding shares; or

•	any new group is formed that beneficially owns more than 5% or our outstanding shares of common stock which in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of shares; or

•	the registration statement of which this prospectus is a part does not become effective under the Securities Act or becomes the subject of any stop order.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered Plus Cash Notes to tendering Plus Cash Notes holders;

•	extend the exchange offer and, subject to the withdrawal rights described in “Withdrawal Rights,” above, retain all tendered Plus Cash Notes until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

These conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them (other than acts or omissions on our part willfully undertaken in order to avoid accepting the Plus Cash Notes tendered for exchange). We may waive any condition in whole or in part in our discretion. Our failure to exercise our rights under any of the above conditions prior to closing does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration of the exchange offer. Any determination by us concerning the conditions described above will be final and binding upon all parties. All such conditions to the exchange offer, other than those subject to applicable law, will be either satisfied or waived by us on or before the expiration of the exchange offer. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws.

We confirm to you that if we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement and will extend the exchange offer to the extent required under the Exchange Act.

Fees and Expenses

Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC are acting as the dealer managers in connection with the exchange offer. Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC will receive fees in the manner described below for their services as dealer managers.

Piper Jaffray’s, Thomas Weisel Partners LLC’s and Pacific Growth Equities, LLC’s fees will be calculated based on a sliding scale based on the principal amount of Plus Cash Notes tendered. Based on the foregoing fee structure, if all of the Plus Cash Notes are exchanged in the exchange offer, Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC will receive fees in the aggregate of approximately $1.45 million. Piper Jaffray’s, Thomas Weisel Partners LLC’s and Pacific Growth Equities, LLC’s fees will be payable if and when the exchange offer is completed.

Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC will also be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the exchange offer (including reasonable fees and disbursements of counsel), whether or not the transaction closes.

From time to time, Piper Jaffray and Thomas Weisel Partners LLC have provided us with investment banking and other services for customary compensation. We have also engaged Colchester Securities, LLC, a registered broker-dealer and member of the National Association of Securities Dealers, NASD, to render certain financial advisory services.

We have agreed to indemnify Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC against specified liabilities relating to or arising out of the offer, including civil liabilities under the federal securities laws, and to contribute to payments which Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC may from time to time hold Plus Cash Notes and our common stock in its proprietary accounts, and to the extent they own Plus Cash Notes in these accounts at the time of the exchange offer, Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC may tender these Plus Cash Notes.

We have retained Georgeson Shareholder Communications Inc. to act as information agent and U.S. Bank National Association to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of Plus Cash Notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing note holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will receive an aggregate of approximately $             in compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Plus Cash Notes tendered under the exchange offer.

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Piper Jaffray, Thomas Weisel Partners LLC and Pacific Growth Equities, LLC for soliciting tenders of Plus Cash Notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

We estimate that the aggregate fees and expenses to be incurred in connection with the exchange offer assuming maximum Plus Cash Notes holder participation, will be approximately $             million and will be paid by us.

Legal Limitation

The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time prior to closing to exercise any of the foregoing rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time, and from time to time.

In addition, we will not accept for exchange any Plus Cash Notes tendered, and no shares of the our common stock will be issued in exchange for any such Plus Cash Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses as set forth below. Questions about the tender of Plus Cash Notes, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

For registered Plus Cash Notes

By Mail or Overnight Courier:

U.S. Bank National Association Corporate Trust Services

Attention: Specialized Finance – 2nd Floor

60 Livingston Avenue

St. Paul, Minnesota 55107

By Facsimile Transmission:

(651) 495-8158

Confirm by Telephone:

(800) 934-6802

If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent at the address or telephone number set forth on the back cover of this prospectus.

DESCRIPTION OF PLUS CASH NOTESSM

We issued the Plus Cash Notes under an indenture dated as of September 30, 2003, between us and U.S. Bank National Association, as Plus Cash Notes trustee. The following summarizes the material provisions of the Plus Cash Notes and the Plus Cash Notes indenture. This summary is not complete. We urge you to read the Plus Cash Notes indenture because it defines your rights as a holder of the Plus Cash Notes. We will provide you a copy, at no charge, if you contact us. The Plus Cash Notes indenture is an exhibit to the registration statement of which this prospectus is a part. Please read “Where You Can Find More Information” on page 2. Terms not defined in this description have the meanings given them in the Plus Cash Notes indenture. This summary is subject to and is qualified by reference to all the provisions of the Plus Cash Notes indenture. As used in this description, the words “TranSwitch,” “we,” “us” or “our” do not include any current or future subsidiary of TranSwitch Corporation.

General

The Plus Cash Notes are unsecured, unsubordinated obligations of TranSwitch in an aggregate original principal amount of $97,963,000. As of July 8, 2005, there were $80,519,000 principal amount of the Plus Cash Notes outstanding. If less than all of the Plus Cash Notes are tendered in the exchange offer, the Indenture governing the Plus Cash Notes will remain in effect. The Plus Cash Notes are convertible into a fixed number of shares of common stock plus cash of a fixed amount as described further under “—Conversion Consideration Adjustment” below. At our option, we may elect to pay the plus cash amount with shares of our common stock as described further under “—Conversion Consideration” and “—Auto-Conversion” below.

The principal amount of each Plus Cash Notes is $1,000. The Plus Cash Notes will mature on September 30, 2007 unless earlier converted, redeemed or repurchased. You may present the Plus Cash Notes for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. Each of these agents will initially be the trustee.

The Plus Cash Notes indenture will not contain any financial covenants or restrictions on the payment of dividends, the incurrence of additional indebtedness (including additional secured indebtedness) or the issuance or repurchase of securities by us. The Plus Cash Notes indenture contains no covenants or other provisions to protect holders of the Plus Cash Notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under “—Repurchase at Option of Holder Upon a Change in Control.”

We are required to deliver to the trustee annually a statement regarding compliance with the Plus Cash Notes indenture. We are also required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

We will not issue fractional shares of common stock or any scrip representing fractional shares of common stock upon payment of interest, voluntary conversion or auto-conversion, in each case as described below. If any fractional share of common stock otherwise would be issuable, we, at our option, may either make an adjustment therefor in cash at the current market value to the holder of the Plus Cash Notes or round the fractional shares up to the nearest whole share.

You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon the transfer of our common stock in payment of interest, voluntary conversion or auto-conversion but will be required to pay any stamp or transfer tax or duty if the common stock is issued in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Interest

The Plus Cash Notes bear interest at the rate of 5.45% per annum. Interest is payable semiannually on an “interest payment date,” which is March 31 and September 30 of each year, commencing on March 31, 2004 and ending on the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion) of the Plus Cash Notes to holders of record at the close of business on the “regular record date,” which is each March 15 and September 15 (whether or not a business day), respectively, immediately preceding each interest payment date. Each payment of interest on the Plus Cash Notes will include interest accrued through the day before the applicable interest payment date or the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and any payment of interest required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Interest will be payable in cash or common stock at our option; provided, however, that we may not make any payment of interest in additional shares of common stock unless the daily volume weighted average price of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the interest payment date equals or exceeds $2.61.

The daily volume weighted average price of our common stock shall be calculated with reference to the applicable trading day on the Nasdaq or principal national or regional securities exchange or over-the-counter market on which the common stock is then traded, as reported by Bloomberg L.P. or such other similarly nationally recognized information source satisfactory to the Trustee. There is no minimum or maximum volume requirement with respect to the calculation of daily volume weighted average price. The calculation of the volume weighted average price is subject to appropriate adjustment as described under “—Conversion Amount Adjustment” below.

If we elect to make any payment of interest in additional shares of our common stock, the additional shares to be delivered will be valued at 95% of the simple average of the daily volume weighted average price of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the interest payment date. We shall provide the holders with notice of our intention to pay interest in common stock not later than 12:00 noon, New York City time, on the trading day immediately preceding the applicable interest payment date in accordance with the terms of the indenture.

In the event of the maturity, conversion, purchase by us at the option of a holder or redemption of a Plus Cash Note, interest will cease to accrue on that Plus Cash Note under the terms and subject to the conditions of the Plus Cash Notes indenture. We may not reissue a Plus Cash Note that has matured or has been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of that Plus Cash Note.

Ranking

The Plus Cash Notes are unsecured and unsubordinated obligations. The Plus Cash Notes will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including our 4.50% Notes. However, the Plus Cash Notes will be subordinated to our future secured indebtedness as to the assets securing such indebtedness.

The Plus Cash Notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any rights of ours to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the Plus Cash Notes to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary.

Conversion Consideration Adjustment

You may convert Plus Cash Notes in denominations of $1,000 and integral multiples of $1,000. A Plus Cash Note may be converted into:

•	182.71 shares of common stock, and

•	plus cash in the amount of $500 per Plus Cash Note (the “plus cash amount”).

The number of base shares was fixed at 182.71 shares at the close of the conversion consideration period on September 22, 2003.

Upon voluntary conversion by a holder, we may, at our option, substitute $500 worth of our common stock in lieu of the plus cash amount provided, however, we shall not make any payment of the plus cash amount in additional shares of common stock unless the daily volume weighted average price of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the conversion date equals or exceeds $2.61. If we elect to pay the plus cash amount in shares of our common stock, the shares to be delivered will be valued 95% of the simple average of the daily volume weighted average price of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the conversion date. In the event we have delivered a notice of auto-conversion after having satisfied the stock substitution procedure described below, and you elect to voluntarily convert your Plus Cash Notes before the auto-conversion date, we may elect to pay the plus cash amount in shares of our common stock. If we so elect, those shares shall be valued at a per share price equal to the stock substitution price defined below.

A holder of a Plus Cash Note will be entitled to convert it into base shares and the plus cash amount at any time on or prior to maturity, provided that:

•	if the Plus Cash Note is called for redemption, the holder is only entitled to convert it at any time before the close of business on the last business day prior to the redemption date, and

•	if a notice of auto-conversion is delivered by us with respect to any portion of the Plus Cash Notes in connection with which we have elected to implement and have satisfied the stock substitution procedures described below, and if the holder has elected to voluntarily convert on or after the date of such notice of auto-conversion but before the auto-conversion date, we may elect to pay the plus cash amount in shares of our common stock. If we so elect, these shares shall be paid at a per share price equal to the stock substitution price, as defined below.

If an auto-conversion date is set and you want to voluntarily convert your Plus Cash Notes, you must convert your Plus Cash Notes before the close of business on the last business day prior to the auto-conversion date. You may not voluntarily convert your Plus Cash Notes on an auto-conversion date.

The number of base shares and all calculations of volume weighted average price are subject to appropriate adjustment by reference to a conversion rate, as described under “—Conversion Amount Adjustment” below.

A Plus Cash Note in respect of which a holder has delivered a notice exercising that holder’s option to require us to purchase that holder’s Plus Cash Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the paying agent prior to the close of business on the repurchase date (as defined below), in accordance with the terms of the Plus Cash Notes indenture.

Procedures Required for Voluntary Conversion

To convert a Plus Cash Note, a holder must:

•	complete and manually sign the conversion notice on the back of the Plus Cash Note, or complete and manually sign a facsimile of the Plus Cash Note, and deliver the conversion notice to the conversion agent, initially the trustee, at the office maintained by the conversion agent for that purpose;

•	surrender the Plus Cash Note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

The date on which all of these requirements have been satisfied will be the conversion date.

In the case of a global security, DTC will effect the conversion upon notice from the holders of a beneficial interest in the global security in accordance with DTC’s rules and procedures.

We will inform the holder of our intention to settle the plus cash amount in cash or shares of our common stock as soon as practicable after the conversion date.

Except as provided below, our delivery to the holder of the base shares, the plus cash amount and any payment to be made in lieu of any fractional shares, will satisfy our obligation to pay the principal amount of the Plus Cash Note and any accrued and unpaid interest thereon to the conversion date, and any accrued but unpaid interest to the conversion date will be deemed to be paid in full and will not be cancelled, extinguished or forfeited. Upon voluntary conversion of a Plus Cash Note, except as provided below, a holder will not receive any additional payment representing accrued and unpaid interest on the Plus Cash Note. Notwithstanding the foregoing, any accrued and unpaid interest will be payable upon any conversion of Plus Cash Notes at the option of the holder made concurrently with or after acceleration of the Plus Cash Notes following an Event of Default described under “—Events of Default” below.

Plus Cash Notes surrendered for voluntary conversion during the period from the close of business on any regular record date to the date immediately preceding any interest payment date must be accompanied by payment of an amount equal to the interest on the surrendered Plus Cash Notes that the registered holder is to receive. Except where Plus Cash Notes surrendered for conversion must be accompanied by payment as described above, no interest on voluntary converted Plus Cash Notes will be payable by us on any interest payment date subsequent to the date of voluntary conversion.

A certificate for the number of full shares of common stock into which any Plus Cash Note is voluntarily converted, the plus cash amount and any payment to be made in lieu of any fractional shares will be delivered as soon as practicable.

Auto-conversion

We have the right to automatically convert some or all of the Plus Cash Notes at any time on or prior to maturity if the closing price of our common stock has exceeded the auto-conversion price, as defined below, for at least 20 trading days during any consecutive 25 trading day period ending within one trading day prior to the notice of auto-conversion. We refer to this as an auto-conversion and the date upon which the Plus Cash Notes are auto-converted as the “auto-conversion date.” If we elect to auto-convert some or all of the Plus Cash Notes we will issue a notice of auto-conversion identifying the auto-conversion date, which date shall be seven calendar days from the date of our notice, provided that if the seventh calendar day is not a trading day, the auto-conversion date shall be the next trading day.

If we auto-convert some or all of the Plus Cash Notes, holders will receive for each $1,000 in principal amount of Plus Cash Notes so converted the base shares and the $500 plus cash amount, subject to our right to pay the plus cash amount in shares of our common stock described under “—Auto-Conversion—Stock Substitution” below. In addition, if we effect an auto-conversion prior to the second anniversary of the date of first issuance of the Plus Cash Notes, we will pay in cash the additional interest described under the heading “—Auto-Conversion—Make Whole Payment” below.

Any auto-conversion of less than all of the Plus Cash Notes will be made on a pro rata basis with reference to the aggregate principal amount held by each holder of Plus Cash Notes relative to the aggregate principal amount held by all holders of Plus Cash Notes on the auto-conversion date, rounded up to the nearest $1,000 in principal amount on a holder-by-holder basis.

The auto-conversion price equals $5.47. The auto-conversion price and any calculations of closing prices are subject to appropriate adjustment upon certain events as described under “—Conversion Amount Adjustment” below.

Auto-Conversion—Make-Whole Payment

If an auto-conversion occurs prior to the second anniversary of the date of first issuance of the Plus Cash Notes, we will pay additional interest, which we refer to as the “make-whole payment,” equal to two years’ worth of interest on the principal amount so converted, computed on the basis of a 360-day year composed of twelve 30-day months, less any interest actually paid or provided for on the principal amount so converted prior to the date of auto-conversion, provided, however, the make-whole interest payment shall in no event be less than one year’s worth of interest. The make-whole payment, if any, shall be paid in cash.

Auto-conversion—Stock Substitution—General

We may elect to auto-convert some or all of our Plus Cash Notes and pay the plus cash amount in shares of our common stock. If we elect this option, we must provide advance notice and satisfy all of the conditions discussed under “—Stock Substitution—Procedure” below. When these conditions are satisfied, we will be obligated to auto-convert the specified percentage of our Plus Cash Notes and pay the plus cash amount in shares of our common stock.

Auto-conversion—Stock Substitution—Procedure

We must provide advance notice of our election to implement the stock substitution procedure described below. This stock substitution notice will be provided to all holders of Plus Cash Notes and will be filed with the SEC as an exhibit to a current report on Form 8-K. The stock substitution notice must specify the percentage of the outstanding Plus Cash Notes that we must auto-convert for common stock if the conditions described below are met. The stock substitution notice must also specify a stock price which we refer to as the “stock substitution reference price.” The stock substitution reference price will be selected by us in our sole discretion but must be equal to or greater than the auto-conversion price.

After we have provided a stock substitution notice (which notice we have not withdrawn or modified as described below), and once the closing price of our stock for any single trading day is greater than the stock substitution reference price, then the stock substitution notice cannot be withdrawn or modified until the closing price of our stock for each of any 20 trading days during any consecutive 25 trading day period is less than the stock substitution reference price. We refer to any period during which a stock substitution notice cannot be withdrawn or modified as a “stock substitution period.” We refer to the first trading day on which the closing price of our common stock is greater than the stock substitution reference price as a “stock substitution period commencement date.”

During any stock substitution period, if the closing price of our common stock for each of any 20 trading days, which 20 trading days we refer to as the “valuation days,” during any consecutive 25 trading day period exceeds the stock substitution reference price, we will be obligated to:

•	auto-convert the Plus Cash Notes (in the percentage which we have specified in the stock substitution notice);

•	substitute shares of our common stock, in the manner described below, upon such auto-conversion for the plus cash amount; and

•	satisfy the make-whole payment, if any, in cash.

Within one trading day after the 20th valuation day, we will issue a notice of auto-conversion identifying the auto-conversion date, which date shall be seven calendar days from the date of our notice, provided that if the seventh calendar day is not a trading day, the auto-conversion date shall be the next trading day.

Any auto-conversion of less than all of the Plus Cash Notes pursuant to the stock substitution provision will be made on a pro rata basis with reference to the aggregate principal amount held by each holder of Plus Cash Notes relative to the aggregate principal amount outstanding as of the auto-conversion date, rounded up to the nearest $1,000 in principal amount on a holder-by-holder basis.

The substituted shares shall be valued at 95% of the simple average of the closing price of our common stock for each of the 20 valuation days. We refer to this simple average as the “stock substitution price.”

Except as provided below, our delivery to the holder of the base shares, the plus cash amount, any payment to be made in lieu of any fractional shares and the make-whole payment, if any, will satisfy our obligation to pay the principal amount of the Plus Cash Notes that are auto-converted and any accrued and unpaid interest thereon to the auto-conversion date, and any accrued but unpaid interest to the auto-conversion date will be deemed to be paid in full and will not be cancelled, extinguished or forfeited. In this event, a holder will not receive any additional payment representing accrued and unpaid interest on the Plus Cash Note. Notwithstanding the foregoing, the regular interest payment payable to holders on a regular record date will be payable upon any auto-conversion of Plus Cash Notes effected on or after any such regular record date and prior to the interest payment date. No interest payment on auto-converted Plus Cash Notes will be payable by us on any interest payment date subsequent to the date of auto-conversion.

Promptly after the auto-conversion date, we will provide notice to all holders of outstanding Plus Cash Notes stating the aggregate principal amount of Plus Cash Notes that were auto-converted and describing the aggregate conversion consideration paid therefor. A copy of that notice will be promptly filed with the SEC as an exhibit to a current report on Form 8-K.

We reserve the right to auto-convert the Plus Cash Notes and pay the plus cash amount in cash at any time after the issuance of a stock substitution notice but prior to the stock substitution period commencement date, provided that the closing price of our common stock has exceeded the auto-conversion price for at least 20 trading days during any consecutive 25 trading day period ending within one trading day prior to the notice of auto-conversion.

Auto-conversion—Stock Substitution—Withdrawal or Modification

From and after the stock substitution period commencement date, we cannot withdraw or modify the stock substitution notice until the closing price of our common stock for each of any 20 trading days during any consecutive 25 trading days is less than the stock substitution reference price then in effect.

Prior to the close of trading on The Nasdaq National Market on the stock substitution period commencement date, we may withdraw or modify the auto-conversion and stock substitution notice at any time.

Any notice of withdrawal or modification will be provided to all holders of Plus Cash Notes and will be filed with the SEC as an exhibit to a current report on Form 8-K.

Conversion Consideration Adjustment

Upon the happening of certain events, proportionate adjustment will be made, as applicable, to:

•	the number of base shares into which the Plus Cash Notes are convertible;

•	the auto-conversion price;

•	the threshold price;

•	any calculation of the simple average of the daily volume weighted average price of our common stock; or

•	any calculation of the simple average of the closing prices of our common stock.

These adjustment events include:

(1) the issuance of shares of our common stock as a dividend or a distribution with respect to common stock;

(2) certain subdivisions and combinations of our common stock, as described in the Plus Cash Notes indenture;

(3) the issuance to all holders of common stock of rights, warrants or options entitling them, for a period not exceeding 45 days, to subscribe for or purchase shares of our common stock at less than the current market price as defined in the Plus Cash Notes indenture;

(4) the distribution to holders of common stock of evidences of our indebtedness, securities or capital stock, cash or assets, excluding common stock distributions covered above, those rights, warrants, options, dividends and distributions referred to above, dividends and distributions paid exclusively in cash;

(5) the payment of dividends or other distributions on common stock paid exclusively in cash, if the aggregate amount of these dividends or other distributions, when taken together with:

•	all other all-cash distributions made within the preceding 12 months for which we did not adjust the conversion rate, plus

•	any cash plus the fair market value (as determined in good faith by our board of directors), as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer other than an odd-lot offer by us or one of our subsidiaries for all or any portion of our common stock concluded within the preceding 12 months for which we did not adjust the conversion rate, exceeds 10% of our aggregate market capitalization on the date of the payment of those dividends and other distributions where the aggregate market capitalization is the product of the current market price of our common stock as of the trading day immediately preceding the date of declaration of the applicable dividend multiplied by the number of shares of common stock then outstanding; and

(6) payment to holders of common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or one of our subsidiaries for all or any portion of our common stock as of the last date tenders or exchanges may be made pursuant to a tender or exchange offer by us or one of our subsidiaries, which involves an aggregate consideration that, together with:

•	any cash plus the fair market value (as determined in good faith by our board of directors), as of the expiration of the tender or exchange offer, of other consideration payable in respect of any other tender or exchange offer by us or one of our subsidiaries for all or any portion of our common stock concluded within the preceding 12 months for which we did not adjust the conversion rate, plus

•	the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months for which we did not adjust the conversion amount,

exceeds 10% of our aggregate market capitalization.

In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase our securities applicable to one share of common stock distributed to stockholders exceeds the average sale price (as defined in the Plus Cash Notes indenture) per share of common stock, or the average sale price per share of common stock exceeds the fair market value of that portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, the number of base shares will not be subject to adjustment. Rather, the holder of a Plus Cash Note will be entitled to receive upon conversion, in addition to the plus cash amount and the shares of common stock into which that Plus Cash Note is then convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that the holder of that Plus Cash Note would have received if that holder had converted that Plus Cash Note immediately prior to the record date for determining the stockholders entitled to receive the distribution, assuming for such purposes that the plus cash amount was paid in cash.

We may, from time to time, increase the number of base shares and the plus cash amount into which the new notes are convertible by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. Holders will receive notice of such increase at least 15 days prior to the date the increased conversion amount becomes effective.

In the event that we become a party to any transaction, including, and with some exceptions:

•	any recapitalization or reclassification of the common stock;

•	any consolidation of us with, merger of us into, any other person, or any merger of another person into us;

•	any sale, transfer or lease of all or substantially all of our assets; or

•	any compulsory share exchange

pursuant to which our common stock is converted into the right to receive other securities, cash or other property, then the holders of Plus Cash Notes then outstanding will have the right to convert the Plus Cash Notes only into the kind and amount of securities, cash or other property receivable upon the consummation of that transaction by a holder of a number of shares of common stock equal to the number of base shares issuable upon conversion of those Plus Cash Notes immediately prior to that transaction, together with the plus cash amount.

This change could substantially lessen or eliminate the value of the conversion privilege associated with the Plus Cash Notes in the future. For example, if we were acquired in a cash merger each Plus Cash Note would become convertible solely into cash and would no longer be convertible into cash and/or securities whose value would vary depending on our future prospects and other factors.

In the event of a taxable distribution to holders of common stock that results in an adjustment of the conversion amount, or in which holders otherwise participate, or in the event the conversion amount is increased at our discretion, the holders of the Plus Cash Notes may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. Moreover, in some other circumstances, the absence of an adjustment to the conversion amount may result in a taxable dividend to holders of common stock.

No adjustment to the conversion amount of the Plus Cash Notes will be required unless it would result in a change to the conversion amount of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

Repurchase at Option of Holder upon Change in Control

In the event of any Change in Control (as defined below) of TranSwitch, each holder of Plus Cash Notes will have the right, at the holder’s option, subject to the terms and conditions of the Plus Cash Notes indenture, to require us to repurchase all or any part of the holder’s Plus Cash Notes, provided that the principal amount must be $1,000 or an integral multiple of $1,000. Each holder of Plus Cash Notes will have the right to require us to make that purchase on the date, otherwise referred to as the “repurchase date,” that is 45 business days after the occurrence of the Change in Control at a cash price equal to 100% of the principal amount, the “repurchase price,” of that holder’s Plus Cash Notes plus accrued interest to the repurchase date.

Within 30 business days after the Change in Control, we will mail to the trustee, each holder, and beneficial owners as required by applicable law, a notice regarding the Change in Control, which will state, among other things:

•	the date of the Change in Control and, briefly, the events causing the Change in Control;

•	the date by which the holder’s written notice to TranSwitch regarding the exercise of the repurchase right must be given;

•	the repurchase date;

•	the repurchase price;

•	the name and address of the paying agent and the conversion agent;

•	the conversion amount and any adjustments to the conversion amount;

•	the procedures that holders must follow to exercise these rights;

•	the procedures that holders must follow to withdraw a notice regarding the exercise of the repurchase right;

•	that holders who want to convert Plus Cash Notes must satisfy the requirements provided in the Plus Cash Notes; and

•	briefly, the conversion rights of holders of Plus Cash Notes.

If we do not mail the notice within 30 business days after the Change in Control, an Event of Default will occur under the Plus Cash Notes indenture without the lapse of additional time. We will cause a copy of the notice regarding the Change in Control to be published in The Wall Street Journal or another daily newspaper of national circulation and will post the notice on our website.

To exercise the repurchase right, the holder must deliver written notice of the exercise of the purchase right to the paying agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, prior to the close of business, on the repurchase date. Any such notice from the holder must state:

•	the name of the holder;

•	the certificate numbers of the Plus Cash Notes to be delivered by the holder of those Plus Cash Notes for purchase by us;

•	the portion of the principal amount of Plus Cash Notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that the Plus Cash Notes are to be purchased by us pursuant to the applicable provisions of the Plus Cash Notes.

A holder may withdraw any notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state the principal amount and the certificate numbers of the Plus Cash Notes as to which the withdrawal notice relates and the principal amount, if any, that remains subject to the holder’s repurchase notice.

Payment of the repurchase price for a Plus Cash Note for which a notice from the holder has been delivered and not withdrawn is conditioned upon delivery of the Plus Cash Note, together with necessary endorsements, to the paying agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, at any time, whether prior to, on or after the repurchase date, after the delivery of the notice by the holder. Payment of the repurchase price for the Plus Cash Note will be made promptly following the later of the business day following the repurchase date and the time of delivery of the Plus Cash Note. If the paying agent holds, in accordance with the terms of the Plus Cash Notes indenture, money sufficient to pay the repurchase price of that Plus Cash Note on the repurchase date then, immediately after the repurchase date, that Plus Cash Note will cease to be outstanding and interest on that Plus Cash Note will cease to accrue and will be deemed paid, whether or not that Plus Cash Note is delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of that Plus Cash Note.

Under the Plus Cash Notes indenture, a “Change in Control” of TranSwitch will be deemed to have occurred upon the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of more than 50% of the total voting power of our total outstanding voting stock other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

(2) we consolidate with, or merge with or into, another person or group or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person or group, or any person or group consolidates with or merges with or into us, in any such event pursuant to a transaction in which our outstanding voting stock is converted into or exchanged for cash, securities or other property, other than where:

•	our voting stock is not converted or exchanged at all, except to the extent necessary to reflect a change in our jurisdiction of incorporation, or is converted into or exchanged for voting stock, other than redeemable capital stock (as defined below), of the surviving or transferee corporation, and

•	immediately after such transaction, no person or group is the beneficial owner, directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation, unless such person or group was the beneficial owner, directly or indirectly, of more than 50% of the total outstanding voting stock of TranSwitch on the date of the Plus Cash Notes indenture;

(3) during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our Board of Directors (together with any new directors whose election to such Board of Directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority our Board of Directors then in office; or

(4) our stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of our stockholders are required under applicable law to cause a liquidation or dissolution.

“Redeemable capital stock” means any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final stated maturity of the Plus Cash Notes or is redeemable at the option of the holder of the Plus Cash Notes at any time prior to such final stated maturity, or is convertible into or exchangeable for debt securities at any time prior to such final stated maturity. Redeemable capital stock will not include any common stock the holder of which has a right to put to us upon termination of employment.

The definition of Change in Control includes a phrase relating to the lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Plus Cash Notes to require us to repurchase such Plus Cash Notes as a result of a lease, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

The Plus Cash Notes indenture will not permit our Board of Directors to waive our obligation to purchase Plus Cash Notes at the option of the holder in the event of a Change in Control of TranSwitch.

We will comply with the provisions of any tender offer rules under the Exchange Act which may then be applicable to us, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase Plus Cash Notes at the option of the holders of Plus Cash Notes upon a Change in Control. In some circumstances, the Change in Control purchase feature of the Plus Cash Notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

If a Change in Control were to occur, we can not assure you that we would have funds sufficient to pay the repurchase price for all of the Plus Cash Notes that might be delivered by holders seeking to exercise the purchase right, in part because we or our subsidiaries might also be required to prepay some indebtedness or obligations having financial covenants with change of control provisions in favor of the holders of that indebtedness or those obligations. In addition, our other indebtedness or obligations may have cross-default provisions that could be triggered by a default under the Change in Control provisions, thereby possibly resulting in acceleration of the maturity of that other indebtedness or those obligations. In addition, our ability to purchase the Plus Cash Notes with cash may be limited by the terms of our then-existing borrowing agreements. No Plus Cash Notes may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under “—Events of Default” below (other than a default in the payment of the repurchase price with respect to those Plus Cash Notes).

Optional Redemption

There is no sinking fund for the Plus Cash Notes. At any time after the second anniversary of the date of issuance, we will be entitled to redeem the Plus Cash Notes for cash as a whole at any time, or from time to time in part, upon not less than 30-days’ nor more than 60-days’ notice of redemption given by mail to holders of Plus Cash Notes at a redemption price equal to 100% of the principal amount so redeemed plus accrued cash interest up to but excluding the redemption date. Any redemption of the Plus Cash Notes must be in integral multiples of $1,000 principal amount.

If fewer than all of the Plus Cash Notes are to be redeemed, the trustee will select the Plus Cash Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method that complies with the requirements of any exchange on which the Plus Cash Notes are listed or quoted and that the trustee shall deem fair and appropriate. If a portion of a holder’s Plus Cash Notes is selected for partial redemption and that holder converts a portion of those Plus Cash Notes prior to the redemption, the converted portion will be deemed, solely for purposes of determining the aggregate principal amount of the Plus Cash Notes to be redeemed by us, to be of the portion selected for redemption.

Consolidation, Merger and Sale of Assets

We, without the consent of any holders of the Plus Cash Notes, are entitled to consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof (each a “person”), and any person is entitled to consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, us, provided that:

•

the person, if other than us, formed by a consolidation or into which we are merged, or the Person, if other than one of our subsidiaries, which receives the transfer of our assets substantially as an entirety, is a corporation, partnership, limited liability company or trust organized and existing under the laws of any United States jurisdiction and expressly assumes our obligations on the Plus Cash Notes and under the Plus Cash Notes indenture and shall have provided for appropriate adjustment to the applicable conversion amounts as required under the Plus Cash Notes indenture;

•	immediately after giving effect to the consolidation, merger, transfer or lease, no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

•	an officer’s certificate and an opinion of counsel, each stating that the consolidation, merger, transfer or lease complies with the provisions of the Indenture, have been delivered by us to the trustee.

Events of Default

The Indenture will provide that if an Event of Default specified in the Indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Plus Cash Notes then outstanding may declare the principal amount of and accrued interest to the date of that declaration on all the Plus Cash Notes to be immediately due and payable. In the case of some events of bankruptcy or insolvency, the principal of and accrued interest on all the Plus Cash Notes to the date of the occurrence of that event automatically will become and immediately be due and payable.

Under some circumstances, the holders of a majority in aggregate principal amount of the Plus Cash Notes may rescind any acceleration with respect to the Plus Cash Notes and its consequences. Interest will continue to accrue and be payable on demand upon a default in:

(1) the payment of:

•	principal and interest when due,

•	redemption amounts, or

•	repurchase price;

(2) the delivery of the number of base shares and plus cash amount to be delivered on conversion of Plus Cash Notes; or

(3) the payment of cash instead of fractional shares to be paid on conversion of Plus Cash Notes,

in each case to the extent that the payment of interest that is due is legally enforceable.

Under the Plus Cash Notes indenture, Events of Default include:

•	default in payment of the principal amount, interest when due (if that default in payment of interest continues for 30 days), any redemption amounts or the repurchase price with respect to any new note, when that principal amount, interest, redemption amount or repurchase price becomes due and payable;

•	failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a Plus Cash Note or any interest or make-whole payment thereon, and that default continues for 10 days;

•	failure by us to give the notice regarding a Change in Control within 30 business days of the occurrence of the Change in Control;

•	failure by us to comply with any of our other agreements in the Plus Cash Notes or the Plus Cash Notes indenture, the receipt by us of notice of that default from the trustee or from holders of not less than 25% in aggregate principal amount of the Plus Cash Notes then outstanding and our failure to cure that default within 60 days after our receipt of that notice;

•	default under any bond, note or other evidence of indebtedness for money borrowed by us having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in that indebtedness being accelerated, without that indebtedness being discharged or that acceleration having been rescinded or annulled within 60 days after our receipt of the notice of default from the trustee or receipt by us and the trustee of the notice of default from the holders of not less than 25% in aggregate principal amount of the Plus Cash Notes then outstanding, unless that default has been cured or waived; or

•	some events of bankruptcy.

The trustee will, within 90 days after the occurrence of any continuing default known to the trustee, mail to all holders of the Plus Cash Notes notice of all defaults of which the trustee is aware, unless those defaults have been cured or waived before the giving of that notice. The trustee may withhold notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders. The term default for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the Plus Cash Notes.

The holders of a majority in aggregate principal amount of the outstanding Plus Cash Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that the direction must not be in conflict with any law or the Plus Cash Notes indenture and the direction is subject to some other limitations. The trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder of any Plus Cash Note will have any right to pursue any remedy with respect to the Plus Cash Notes indenture or the Plus Cash Notes, unless:

•	that holder has previously given the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Plus Cash Notes have made a written request to the trustee to pursue the relevant remedy;

•	the holder giving that written notice has, or the holders making that written request have, offered to the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it;

•	the trustee has failed to comply with the request within 60 days after receipt of that notice, request and offer of security or indemnity; and

•	the holders of a majority in aggregate principal amount of the outstanding Plus Cash Notes have not given the trustee a direction inconsistent with that request within 60 days after receipt of that request.

The right of any holder:

•	to receive payment of principal, any redemption amounts, the repurchase price or interest in respect of the Plus Cash Notes held by that holder on or after the respective due dates expressed in the Plus Cash Notes;

•	to convert those Plus Cash Notes; or

•	to bring suit for the enforcement of any payment of principal, any redemption amounts, the repurchase price or interest in respect of those Plus Cash Notes held by that holder on or after the respective due dates expressed in the Plus Cash Notes, or the right to convert will not be impaired or adversely affected without that holder’s consent.

The holders of a majority in aggregate principal amount of Plus Cash Notes at the time outstanding may waive any existing default and its consequences except:

•	any default in any payment on the Plus Cash Notes;

•	any default with respect to the conversion rights of the Plus Cash Notes;

•	any default with respect to the redemption price;

•	any default with respect to the repurchase price; or

•	any default in respect of the covenants or provisions in the Plus Cash Notes indenture that may not be modified without the consent of the holder of each new note as described in “—Modification, Waiver and Meetings” below.

When a default is waived, it is deemed cured and will cease to exist, but that waiver does not extend to any subsequent or other default or impair any consequent right. We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the Plus Cash Notes indenture. In addition, we will be required to file with the trustee written notice of the occurrence of any default or Event of Default within five business days of our becoming aware of the occurrence of any default or Event of Default.

Modification, Waiver and Meetings

The Plus Cash Notes indenture or the Plus Cash Notes may be modified or amended by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Plus Cash Notes then outstanding. The Plus Cash Notes indenture or the Plus Cash Notes may not be modified or amended by us without the consent of each holder affected thereby to, among other things:

•	reduce the principal amount, repurchase price or any redemption amounts with respect to any new note, or extend the stated maturity of any new note or alter the manner of payment or rate of interest on any Plus Cash Note or make any new note payable in money or securities other than that stated in the new note;

•	make any reduction in the principal amount of Plus Cash Notes whose holders must consent to an amendment or any waiver under the Plus Cash Notes indenture or modify the Plus Cash Notes indenture provisions relating to those amendments or waivers;

•	make any change that adversely affects the right of a holder to convert any Plus Cash Note;

•	modify the provisions of the Plus Cash Notes indenture relating to the ranking of the Plus Cash Notes in a manner adverse to the holders of the Plus Cash Notes; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Plus Cash Notes.

Without the consent of any holder of Plus Cash Notes, we and the trustee may amend the Plus Cash Notes indenture to:

•	cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not materially adversely affect the rights of any holder of Plus Cash Notes;

•	provide for the assumption by a successor of our obligations under the Plus Cash Notes indenture;

•	provide for uncertificated Plus Cash Notes in addition to certificated Plus Cash Notes, as long as those uncertificated Plus Cash Notes are in registered form for U.S. federal income tax purposes;

•	make any change that does not adversely affect the rights of any holder of Plus Cash Notes;

•	make any change to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Plus Cash Notes indenture under the Trust Indenture Act of 1939, as amended;

•	provide for the appointment of a successor trustee or trustees, if necessary;

•	add to our covenants or our obligations under the Plus Cash Notes indenture (including Events of Default) for the protection of holders of the Plus Cash Notes; or

•	surrender any right, power or option conferred by the Plus Cash Notes indenture on us.

Form, Denomination, Exchange, Transfer and Payment

We initially issued the Plus Cash Notes in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. The Plus Cash Notes have been issued in denominations of $1,000 and integral multiples of $1,000.

The principal, any premium and any interest on the Plus Cash Notes will be payable, without coupons, and the exchange of and the transfer of the Plus Cash Notes will be registrable, at our office or agency maintained for that purpose in the Borough of Manhattan, The City of New York and at any other office or agency maintained for that purpose.

Holders may present the Plus Cash Notes for exchange, and for registration of transfer, with the form of transfer endorsed on those Plus Cash Notes, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for that purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Plus Cash Notes indenture. We appointed the trustee of the Plus Cash Notes as securities registrar under the Plus Cash Notes indenture. We may at any time rescind designation of any transfer agent or approve a change in the location through which any transfer agent acts, provided that we maintain a transfer agent in each place of payment for the Plus Cash Notes. We may at any time designate additional transfer agents for the Plus Cash Notes.

All monies paid by us to a paying agent for the payment of principal, any premium or any interest, on any Plus Cash Note which remains unclaimed for two years after the principal, premium or interest has become due and payable may be repaid to us, and after the two-year period, the holder of that Plus Cash Note may look only to us for payment.

In the event of any redemption, we will not be required to:

•	issue, register the transfer of or exchange Plus Cash Notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Plus Cash Notes to be redeemed and ending at the close of business on the day of that mailing; or

•	register the transfer of or exchange any new note called for redemption, except, in the case of any Plus Cash Notes being redeemed in part, any portion not being redeemed.

Book-Entry System

Upon the issuance of the global notes, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Plus Cash Notes represented by that global note to the accounts of institutions or persons, commonly known as participants, that have accounts with DTC or its nominee. The accounts credited will be designated by the initial purchasers, dealers or agents. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants. Ownership of interests in a global note are shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in that global note). The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global note.

So long as DTC or its nominee is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder for all purposes of the Plus Cash Notes and for all purposes under the Plus Cash Notes indenture. Except as described below, owners of beneficial interests in a global note will not be entitled to have the Plus Cash Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of Plus Cash Notes in definitive form and will not be considered to be the owners or holders of any Plus Cash Notes under the Plus Cash Notes indenture or that global note. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of Plus Cash Notes under the Plus Cash Notes indenture of that global note. We understand that under existing industry practice, in the event we request any action of holders of Plus Cash Notes or if an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through them to take those actions or would otherwise act upon the instructions of beneficial owners owning through them.

Payments of principal of and any premium and any interest on the Plus Cash Notes represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner and holder of that global note, against surrender of the Plus Cash Notes at the principal corporate trust office of the trustee. Interest payments will be made at the principal corporate trust office of the trustee or by a check mailed to the holder at its registered address.

We expect that DTC, upon receipt of any payment of principal, and any premium and any interest, in respect of a global note, will immediately credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on the records of DTC. We expect that payments by participants to owners of beneficial interests in a global note held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants. We, our agent, the trustee and its agent will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in that global note owning through those participants.

Unless and until it is exchanged in whole or in part for Plus Cash Notes in definitive form, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or a successor to DTC selected or approved by us or to a nominee of that successor to DTC.

The Plus Cash Notes represented by a global note will be exchangeable for Plus Cash Notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

•	DTC notifies us and the trustee that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, in our sole discretion, determine not to have all of the Plus Cash Notes represented by a global note and notify the trustee of that determination; or

•	there is, or continues to be, an Event of Default and the beneficial holders representing a majority in principal amount of the Plus Cash Notes represented by such global note advise DTC to cease acting as depositary for such global note.

Any new note that is exchangeable pursuant to the preceding sentence is exchangeable for Plus Cash Notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

Except as otherwise provided in the Plus Cash Notes indenture, notices to holders of Plus Cash Notes will be given by mail to the addresses of holders of the Plus Cash Notes as they appear in the Security Register.

Replacement of Plus Cash Notes

Any mutilated Plus Cash Note will be replaced by us at the expense of the holder upon surrender of that Plus Cash Note to the trustee. Plus Cash Notes that become destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the trustee of Plus Cash Notes or evidence of the destruction, loss or theft of the Plus Cash Notes satisfactory to us and the trustee. In the case of a destroyed, lost or stolen Plus Cash Note, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of that Plus Cash Note before a replacement Plus Cash Note will be issued.

Governing Law

The Plus Cash Notes indenture and the Plus Cash Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Regarding the Trustee

U.S. Bank National Association is the trustee, securities registrar, paying agent and conversion agent under the Plus Cash Notes indenture.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of certain matters with respect to our capital stock. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should read the more detailed provisions of our certificate of incorporation and by-laws carefully, which are incorporated as exhibits to this registration statement of which this prospectus is a part.

General

As of the date of this prospectus, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 200,000 shares are designated as Series A Junior Participating Preferred Stock. As of March 31, 2005, we had 103,577,055 shares of common stock issued and outstanding and 118,288,681 shares of common stock, as adjusted, upon the consummation of this exchange offer assuming all outstanding Plus Cash Notes are tendered and accepted for payment. No other classes of capital stock are authorized under our certificate of incorporation. The issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

Holders of common stock have no preemptive, redemption or conversion rights. The holders of common stock are entitled to receive dividends when and as declared by the TranSwitch board of directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock may share ratably in our net assets after payment of liquidating distributions to holders of preferred stock, if any. Each holder of common stock is entitled to one vote per share of common stock held of record by such holder.

Preferred Stock

The TranSwitch board of directors has the power, without further vote of stockholders, to authorize the issuance of up to 1,000,000 shares of preferred stock and to fix and determine the terms, limitations and relative rights and preferences of any shares of preferred stock. This power includes the authority to establish voting, dividend, redemption, conversion, liquidation and other rights of any such shares. There are no shares of preferred stock currently outstanding.

Rights Plan

On October 1, 2001, the TranSwitch board of directors enacted a stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of TranSwitch common stock outstanding at the close of business on October 1, 2001 to the stockholders of record on that date. Each stockholder of record as of October 1, 2001 received a summary of the rights and any new stock certificates issued after the record date contain a legend describing the rights. Each preferred share purchase right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of TranSwitch, at a price of $50.00 per one one-thousandth of a Preferred share of Preferred Stock, subject to adjustment, upon the occurrence of certain triggering events, including the purchase of 15% or more of TranSwitch’s outstanding common stock by a third party. Until a triggering event occurs, the common stockholders have no right to purchase shares under the stockholder rights plan. If the right to purchase the preferred stock is triggered, the common stockholders will have the ability to purchase a sufficient amount of stock to significantly dilute the 15% or greater holder.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences or potential consequences relating to the exchange offer and the ownership and disposition of the common stock received pursuant to the exchange. This summary generally is applicable only to beneficial owners of Plus Cash Notes that receive common stock and cash pursuant to the exchange, and is subject to the limitations described below. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or to different interpretation. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to such consequences.

This discussion does not address the tax considerations arising under the laws of any foreign, state or local taxing jurisdiction, or under U.S. federal estate or gift tax laws. In addition, this discussion does not address all tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules including, without limitation, holders subject to the alternative minimum tax; banks, insurance companies, or other financial institutions; foreign persons or entities (except to the extent specifically set forth below); tax-exempt organizations; pension funds; S corporations; regulated investment companies; brokers or dealers in securities or commodities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; holders whose “functional currency” is not the U.S. dollar; holders that hold the Plus Cash Notes or our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; persons deemed to sell the Plus Cash Notes or our common stock under the constructive sale provisions of the Code; or persons subject to taxation as expatriates of the United States. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other passthrough entities for U.S. federal income tax purposes, or to persons who hold the Plus Cash Notes through a partnership or other passthrough entity. This discussion assumes that Plus Cash Notes are held, and that the common stock received pursuant to the exchange will be held, as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, a “U.S. holder” means a beneficial owner of Plus Cash Notes that participates in the exchange offer and is described in one of the following categories: (a) a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, (b) a corporation (including a non-corporate entity taxable as a corporation), formed under the laws of the United States or any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (d) a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to substantial trust decisions. A “non-U.S. holder” means a beneficial owner of Plus Cash Notes that participates in the exchange offer that is an individual, a corporation, an estate or a trust that is not a U.S. holder.

Investors considering the exchange of Plus Cash Notes in the exchange offer should consult their own tax advisors to determine their particular tax consequences of the exchange offer and the ownership and disposition of our common stock received in the exchange under U.S. federal income tax laws and applicable state, local and foreign tax laws. Moreover, as noted in this summary, taxable investors may be subject to certain significant adverse tax consequences resulting from the exchange, and therefore should discuss with their own tax advisors such potential consequences and their impact in their individual circumstances, including with respect to the investors’ tax reporting obligations.

U.S. Holders

Treatment of the Exchange

The tax treatment of a U.S. holder’s exchange of Plus Cash Notes for common stock and cash pursuant to the exchange offer will depend on whether the exchange is treated as a recapitalization pursuant to Section 368(a)(1)(E) of the Code. The exchange may be treated as a recapitalization only if both the Plus Cash Notes and the common stock constitute “securities” within the meaning of the provisions of the Code governing reorganizations. This, in turn, depends upon the terms and conditions of, and other facts and circumstances surrounding the origin and nature of, the Plus Cash Notes, and upon the interpretation of applicable Code and administrative provisions and numerous judicial decisions. Courts have frequently focused on an instrument’s length of term to maturity and, at least absent other factors, a term of less than five years tends to indicate that an instrument is not a “security”. Nevertheless, courts have further indicated that while an instrument’s term to maturity is important, other factors, such as the holders’ degree of participation and continuing interest in the business and the extent of proprietary interest compared with the similarity to a cash payment, may also be important. Convertibility of a debt instrument into stock of the issuer may make “security” treatment more likely because of the holder’s potential equity participation in the issuer.

If the exchange were treated as a recapitalization under the Code, a U.S. holder would not recognize any gain or loss in respect of the exchange of a Plus Cash Note for common stock pursuant to the exchange, except that gain, if any, would be recognized to the extent of the amount of cash received in the exchange. In general, the amount of gain recognized by a U.S. holder in the exchange would equal the excess, if any, of the amount realized by the U.S. holder in the exchange over its adjusted tax basis in the Plus Cash Notes. The U.S. holder’s amount realized would equal the sum of the amount of cash and the fair market value of the common stock received in the exchange (except to the extent such amount is attributable to accrued interest not previously included in income, which would be taxable as ordinary income to the extent not previously taken into account). Subject to the application of the market discount rules discussed below, any gain recognized by a U.S. holder would be capital gain, and would be long-term capital gain if at the time of the exchange such holder had held the Plus Cash Notes for more than one year.

If the exchange were treated as a recapitalization, a U.S. holder’s holding period for the common stock received in the exchange would include the holding period for such U.S. holder’s Plus Cash Notes. A U.S. holder’s tax basis in the common stock received in the exchange would equal the holder’s adjusted tax basis in the Plus Cash Notes immediately prior to the exchange, increased by the amount of gain (if any) recognized by such holder in the exchange, and decreased by the amount of cash received by such holder in the exchange in respect of the Plus Cash Notes.

If the exchange of the Plus Cash Notes were not treated as a recapitalization, a U.S. holder would recognize gain or loss equal to the difference, if any, between the amount realized on the exchange (except to the extent such amount is attributable to accrued interest not previously included in income, which would be taxable as ordinary income to the extent not previously taken into account) and the holder’s adjusted tax basis in the Plus Cash Notes. The amount realized would equal the sum of the fair market value of the common stock and the amount of cash received in the exchange. While the rules are unclear, it is possible that “accrued interest not previously included in income” may include the excess, if any, of the sum of the amount of cash and the fair market value of the common stock that a U.S. holder receives in the exchange over the adjusted issue price of the Plus Cash Notes that such holder surrenders in the exchange. Subject to the application of the market discount rules discussed in the next paragraph, any such gain or loss recognized by a U.S. holder would be capital gain or loss, and would be long-term capital gain or loss if at the time of the exchange such holder had held the Plus Cash Notes for more than one year. The deduction of capital losses for U.S. federal income tax purposes is subject to significant limitations. A U.S. holder’s holding period for the common stock received in the exchange would commence on the date immediately following the exchange date, and the holder’s tax basis in the common stock would be the fair market value of such shares at the time of the exchange.

If a U.S. holder holds Plus Cash Notes that were acquired at a “market discount”, any gain recognized by the holder on the exchange of such Plus Cash Notes would be treated as ordinary interest income to the extent of the accrued market discount that previously had not been included as ordinary income. A U.S. holder may have acquired Plus Cash Notes at a “market discount” where such holder acquired the Plus Cash Notes for a purchase price that was less than the stated redemption price of such notes (or their “revised issue price” if they originally had been issued at a discount). The market discount rules may not apply to a holder’s Plus Cash Notes, however, to the extent they were acquired at a market discount that is de minimis in amount.

As described in “United States Federal Income Tax Considerations—U.S. Holders—Tax Treatment of Ownership and Disposition of Plus Cash Notes and Common Stock” of the Registration Statement on Form S-4 (Registration Statement No. 333-105330)/Form S-3 (Registration Statement No. 333-105332) relating to the issuance of the Plus Cash Notes, the Plus Cash Notes may be treated as “contingent payment debt instruments” under Section 1275 of the Code. If the Plus Cash Notes were treated as contingent payment debt instruments, the tax consequences described above would be modified as follows: (i) any gain recognized by a U.S. holder on the exchange of Plus Cash Notes would constitute ordinary income, (ii) any loss recognized by a U.S. holder on the exchange of Plus Cash Notes would constitute ordinary income to the extent that the U.S. holder’s total interest inclusions on the Plus Cash Notes exceed the total net negative adjustments previously taken into account as an ordinary loss on the Plus Cash Notes, and would constitute a capital loss thereafter and (iii) while not entirely clear, if the exchange were treated as a recapitalization, it is possible that “accrued interest not previously included in income” would include the excess, if any, of the sum of the amount of cash and the fair market value of the common stock that a U.S. holder receives in the exchange over the adjusted issue price of the Plus Cash Notes that such U.S. holder surrenders in the exchange.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with the exchange and in connection with our payments of the cash payments received in the exchange and dividends on the common stock. A U.S. holder will be subject to U.S. backup withholding tax on the cash payment received in the exchange and dividends on the common stock if the U.S. holder fails to provide its taxpayer identification number to the paying agent or to comply with certain certification procedures or otherwise to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

The Exchange Offer, and the Sale or Other Disposition of Common Stock

Subject to an applicable tax treaty providing otherwise, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the exchange or on a sale or other disposition of common stock, unless the gain is effectively connected with a trade or business of the non-U.S. holder in the United States or (in the case of a sale or disposition of common stock) we are or have been a U.S. real property holding corporation, within the meaning of Section 897 of the Code, at any time within the five-year period preceding such sale or disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Dividends on Common Stock

Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate. Such withholding tax may be imposed at a reduced rate, or eliminated entirely, to the extent specified by an applicable income tax treaty. In order to obtain such treaty benefits, a non-U.S. holder will be required to provide an IRS Form W-8BEN certifying its entitlement to such benefits.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding

A non-U.S holder may be subject to U.S. backup withholding tax on the cash payment received in the exchange and dividends on the common stock unless the holder complies with certification procedures to establish that it is not a United States person. The certification procedures required to claim the exemption from withholding taxes on interest and original issue discount under the Plus Cash Notes may satisfy the certification requirements necessary to avoid the backup withholding tax on payments under our common stock as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

LEGAL MATTERS

Brown Rudnick Berlack Israels LLP, Boston, Massachusetts will pass upon the validity of our common stock. Customary legal matters will be passed upon for the dealer managers by Shearman & Sterling LLP, Washington, D.C.

EXPERTS

The consolidated financial statements and schedule of TranSwitch Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, our independent registered public accounting firm for those periods, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004 financial statements refers to a change in accounting method for computing depreciation during 2003 as discussed in Note 1 to the consolidated financial statements.

The exchange agent:

U.S. BANK NATIONAL ASSOCIATION

By Mail or Overnight Courier

U.S. Bank National Association

Attention: Specialized Finance – 2nd Floor

60 Livingston Avenue

St. Paul, Minnesota 55107

By Facsimile Transmission:

(651) 495-8158

Confirm by Telephone:

(800) 934-6802

The information agent:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call Collect: (212) 440-9800

Call Toll Free: (866) 357-4032

Any questions or requests for assistance or additional copies of this prospectus and the letter of transmittal may be directed to the information agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer.

The Lead Dealer Manager for the exchange offer is:

PIPER JAFFRAY

345 California Street, Suite 2400

San Francisco, CA 94104

(415) 984-5144

Attention: Convertible Securities Desk

Brian Sullivan

The Co-Dealer Managers for the exchange offer are:

THOMAS WEISEL PARTNERS LLC

PACIFIC GROWTH EQUITIES, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits us to indemnify our directors, officers, employees and agents against actual and reasonable expenses (including attorneys’ fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on our behalf and against expenses (including attorneys’ fees), judgments, fines and settlements actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if:

•	he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TranSwitch; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to us.

Article Ten of our amended and restated certificate of incorporation, as amended, contains provisions that eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our amended and restated certificate of incorporation, as amended, also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

Our amended and restated by-laws contain no provisions relating to the indemnification of officers and directors.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1	Form of Dealer Manager Agreement.†

4.1	Amended and Restated Certificate of Incorporation, as amended to date (previously filed as Exhibit 3.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).

4.2	Certificate of Increase to the Certificate of Designation (previously filed as Exhibit 3.1 to TranSwitch’s current report on Form 8-K on April 20, 2004 and incorporated by reference herein.).

4.3	Indenture dated September 30, 2003, between Registrant and U.S. Bank National Association, as trustee, relating to the Registrant’s 5.45% Convertible Plus Cash NotesSM due September 30, 2007. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 (Registration Statement No. 333-105330)/Form S-3 (Registration Statement No. 333-105332)).

4.4	Form of 5.45% Convertible Plus Cash NoteSM due September 30, 2007 (included as Exhibit A to Exhibit 4.3).

4.5	Specimen certificate representing the common stock (previously filed as Exhibit 4.1 to TranSwitch’s quarterly report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

4.6	Rights Agreement, dated as of October 1, 2001, between TranSwitch Corporation and EquiServe Trust Company, N.A., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to TranSwitch’s registration statement No. 0-25996 on Form 8-A filed on October 2, 2001 and incorporated by reference herein).

4.7	Indenture, dated September 12, 2000, between the Registrant and State Street Bank and Trust Company, as trustee, relating to the Registrant’s 4.50% Convertible Notes due September 12, 2005 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-49980)).

4.8	Form of 4.50% Convertible Note due September 12, 2005 (included as Exhibit A to Exhibit 4.7).

5.1	Opinion of Brown Rudnick Berlack Israels LLP.**

21.1	Subsidiaries of TranSwitch Corporation (previously filed as Exhibit 21.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).

23.1	Consent of Brown Rudnick Berlack Israels LLP (included in Exhibit 5.1).**

23.2	Consent of KPMG LLP.†

24.1	Power of Attorney (included on signature page).†

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.4	Form of Letter to Clients.*

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

†	Previously filed.
*	Filed herewith.
**	To be filed by amendment.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act of 1933 (ss.230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shelton, Connecticut, on July 13, 2005.

TRANSWITCH CORPORATION

By:	/S/ DR. SANTANU DAS
Dr. Santanu Das President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 and has been signed by the following persons in the capacities and on the date indicated.

Name and Signature	Title(s)	Date

/S/ DR. SANTANU DAS Dr. Santanu Das	President and Chief Executive Officer (principal executive officer)	July 13, 2005

* Mr. Peter J. Tallian	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	July 13, 2005

* Mr. Alfred F. Boschulte	Chairman of the Board	July 13, 2005

* Mr. Gerald F. Montry	Director	July 13, 2005

* Mr. James M. Pagos	Director	July 13, 2005

* Dr. Albert E. Paladino	Director	July 13, 2005

* Mr. Erik H. van der Kaay	Director	July 13, 2005

* Dr. Hagen Hultzsch	Director	July 13, 2005

*By:	/S/ DR. SANTANU DAS	Attorney-in-fact	July 13, 2005
Dr. Santanu Das

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Dealer Manager Agreement.†

4.1	Amended and Restated Certificate of Incorporation, as amended to date (previously filed as Exhibit 3.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).

4.2	Certificate of Increase to the Certificate of Designation (previously filed as Exhibit 3.1 to TranSwitch’s current report on Form 8-K on April 20, 2004 and incorporated by reference herein.).

4.3	Indenture dated September 30, 2003, between Registrant and U.S. Bank National Association, Corporate, as trustee, relating to the Registrant’s 5.45% Convertible Plus Cash NotesSM due September 30, 2007. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 (Registration Statement No. 333-105330)/Form S-3 (Registration Statement No. 333-105332)).

4.4	Form of 5.45% Convertible Plus Cash NoteSM due September 30, 2007 (included as Exhibit A to Exhibit 4.3).

4.5	Specimen certificate representing the common stock (previously filed as Exhibit 4.1 to TranSwitch’s quarterly report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

4.6	Rights Agreement, dated as of October 1, 2001, between TranSwitch Corporation and EquiServe Trust Company, N.A., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to TranSwitch’s Registration Statement No. 0-25996 on Form 8-A filed on October 2, 2001 and incorporated by reference herein).

4.7	Indenture, dated September 12, 2000, between the Registrant and State Street Bank and Trust Company, as trustee, relating to Registrant’s 4.50% Convertible Notes, due September 12, 2005 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-49980)).

4.8	Form of 4.50% Convertible Note due September 12, 2005 (included as Exhibit A to Exhibit 4.7).

5.1	Opinion of Brown Rudnick Berlack Israels LLP.**

21.1	Subsidiaries of TranSwitch Corporation (previously filed as Exhibit 21.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).

23.1	Consent of Brown Rudnick Berlack Israels LLP (included in Exhibit 5.1).**

23.2	Consent of KPMG LLP.†

24.1	Power of Attorney (included on signature page).†

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.4	Form of Letter to Clients.*

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

†	Previously filed.
*	Filed herewith.
**	To be filed by amendment.